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01_Annual Report



DELPHI

WHO IS DELPHI? WALK OUR HALLS. OBSERVE THE ACTIVITIES IN OUR LABS. SIT IN ON A STRATEGY MEETING. TALK TO ONE OF OUR 195,000 EMPLOYEES. YOU'LL COME AWAY WITH A SINGLE UNDERSTANDING. WE NOT ONLY KNOW WHERE WE WANT TO GO AND WHY, BUT WE ALSO HAVE A PLAN FOR GETTING THERE AND AN UNQUESTIONABLE ABILITY TO EXECUTE IT.

_chairman's letter



J.T. Battenberg III
Chairman, CEO and President

DEAR SHAREHOLDERS: What an extraordinary and unprecedented year 2001 was for our world, our industry, our customers, and all of the people who make up our company! Winston Churchill once said, "A kite rises highest against the wind, not with it," and I believe our company demonstrated that this year. We found strength in one another, we took pride in our teamwork, and we carried out the enormous responsibility to build your company. Drawing on our heritage and unmatched experience, our team has the insight and knowledge necessary to transform Delphi to an electronics and automotive systems powerhouse.

leadership_one strategy, many markets

Delphi's technology pipeline is filled with new ideas and innovations. During 2001, Delphi introduced 122 new products, earned 605 patents for inventions, and received 80 quality awards.

During 2001, Delphi eagerly took on challenges from its customers to help improve their vehicles with innovative technology, and we delivered! Our prowess in "driving tomorrow's technology" was demonstrated in the 122 new products we introduced around the world — products like QUADRASTEER™, diesel common rail fuel systems, receivers for satellite radio, and sophisticated sensor and connection systems. These and other new products enhance the driving experience, protect our environment, help our customers differentiate the cars and trucks they sell, and strengthen our position in the industry. We continue to capitalize on our independence by strengthening and expanding our valuable relationships with long-term customers such as BMW, DaimlerChrysler, Fiat, Ford, General Motors, Isuzu, PSA Peugeot Citroën, Renault, Toyota, and Volkswagen. And, we are also building our business and expanding our opportunities with new or existing customers, including Lamborghini, Lexus, Mercury Marine, Renault, and Segway LLC.

We are very excited about the increasing demand for Delphi's expertise, knowledge and technology in other markets including commercial vehicles, aftermarket, consumer appliances, medical, telecommunications, personal computing, aerospace, and defense. Our technology pipeline is filled with new ideas and innovation, including the planned introduction of 350 new products and processes over the next three years. These introductions are supported by our ongoing commitment — $1.7 billion in 2001 — to engineering, research and development innovation to keep the pipeline full. It's an *exciting* future!

THOMAS H. WYMAN RETIRING >>



As Delphi's lead director since October 1998, Thomas H. Wyman has helped to guide the company during our first years as an independent public company. He will retire from our Board of Directors in May 2002. Tom is a renowned global leader who has chaired and directed companies in the automotive, telecommunications, banking, consumer-products and electronics industries. His depth of experience has been invaluable to Team Delphi, from our spin-off from General Motors to the important transformation we are undergoing today. His role, and that of the Delphi Board of Directors, is currently being chronicled in a Harvard Business School case study. We are grateful for his wisdom, insight, humor, candor, and unflagging faith in our vision. We will miss his leadership.

Change is evident within the company too, where we continue to transform Delphi away from traditional, low-margin, mostly mechanical businesses toward high-technology, electronically enhanced and higher margin products and systems. In 2001, we divested or closed 17 product lines, businesses and facilities, and we made significant progress in improving the performance of several businesses in our portfolio. These actions are helping us to reduce our operating costs and improve our earnings power. At the same time, we brought growth businesses into our portfolio. We acquired Eaton's Vehicle Switch & Electronics Division to strengthen our switch and electronics portfolio and broaden our solutions capability. We bought Automotive Technical Resources, Inc. (ATRi) to further develop comprehensive service support and share our electronics expertise with automotive technicians and repair facilities. Already one of the top suppliers of automotive connection systems, we purchased Specialty Electronics to expand our reach into new markets for connectors and connection systems. Now we are working intensely to seamlessly integrate these acquisitions into Delphi to maximize the gain from these investments.

We are proud of our achievements during 2001 and I'm eager for you to become better acquainted with the people, the products and the pride that make up Team Delphi. In a challenging economic year in which even some of the strongest corporations faced difficulties, we are currently operating with strong cash flow, a healthy balance sheet, and favorable investment-grade bond ratings from key financial institutions. Delphi CFO Alan Dawes clearly details additional important financial information on page 24 of this report. We continue to share this information regularly with industry and Wall Street analysts, the media, our employees, and with you, the owners of Delphi. It is important to me that you fully understand *our* business.

I want to personally assure you that we are tackling our challenges and opportunities with a passion that you have come to expect from Delphi. Our *knowledge* of the automotive industry is validated in the gains we have made in growing our customer base. Our 100-plus years of *innovation* are reflected in the increased business we have seen from customers in non-automotive and new markets. And our *leadership* is acknowledged by the numerous customer, community and other awards bestowed on our employees and company.

Knowledge. Innovation. Leadership. . . and a *passion* to deliver. By themselves, they are tremendous tools for *any* company. A look inside the pages of this report will deliver proof we are thriving at Delphi. In our markets, no other company has our global reach and our breadth of knowledge. No other competitor has our 16,000 engineers and our experience for innovation. No other company has our legacy and our leadership.

Infused with the spirit of Team Delphi and the desire to succeed for our customers and our shareholders, we are very excited about our future. We are honored with the trust you've placed in us, and we are committed to providing a solid return on your investment.

Regards,

J.T. Battenberg III

J.T. Battenberg III
Chairman, CEO and President

"IN OUR MARKETS, NO OTHER COMPANY HAS OUR GLOBAL REACH AND OUR BREADTH OF KNOWLEDGE. NO OTHER COMPETITOR HAS OUR 16,000 ENGINEERS AND OUR EXPERIENCE FOR INNOVATION. NO OTHER COMPANY HAS OUR LEGACY AND OUR LEADERSHIP."

J.T. Battenberg III
Chairman, CEO and President


driving
orrow's technology

...n by_**leadership**

For over 100 years, we've changed how people control and interact with their cars and trucks. Today, we're using our rich heritage to advance our growth as a global provider of breakthrough technology solutions. We're applying our products and experience in automotive component design, engineering and manufacturing to uses in other products and sectors. We're bringing Delphi-branded innovation to more automotive and non-automotive systems than ever before. Driven by a century-long legacy, we're opening the throttle on the future with an unwavering focus on high-growth, high-profit product lines.




NEW MAIL

leadership

We're positioning ourselves for more dynamic technology-driven leadership by: DIVERSIFYING our customer base beyond automotive to telecommunications, aerospace, aftermarket, personal computing, consumer appliances and more; STRENGTHENING our global market presence; ACCELERATING toward higher profit margin products and systems by strengthening our strategic business lines; RESOLVING non-strategic business lines; and making STRATEGIC ACQUISITIONS to bolster high-technology offerings. In short, we're focusing on the RIGHT PRODUCTS FOR THE BEST MARKETS.

ONE STRATEGY, MANY MARKETS

In 2001, 32 percent of our sales were made to customers other than General Motors, the highest since our independence two years ago.


01

Delphi utilizes its extensive technology portfolio to diversify its automotive customer base, enter new geographic markets, and gain new customers in non-automotive market segments with high growth rates. Recent examples include:

Commercial Vehicles. During the first year of the new millennium, we continued our 30-year strong relationship with commercial vehicle manufacturers like CATERPILLAR, Freightliner, Volvo Truck and others. We booked $908 million in new contracts in diesel engine control modules, satellite digital audio receiver service systems, audio systems, electrical/electronic systems and other technologies for 2002 through 2006 model years.

Diesel. Delphi offers a wide range of technologies that improve a vehicle's efficiency and, as a result, make them more environmentally friendly. For example, our diesel common rail direct injection system improves fuel use by over 30 percent. In Europe, where diesel-powered engines are predicted to account for more than 40 percent of European new car sales by 2005, we have approximately 15 percent of the diesel injection market. During this time, we will be producing nearly two million units per year for Renault, Ford, Hyundai-Kia and PSA Peugeot Citroën.

Aftermarket. Delphi is bringing integrated vehicle service solutions and a host of innovative electronics systems and services to the retail consumer market. With our strategic acquisition of technology company ATRi, now Delphi Integrated Service Solutions, we bring comprehensive service support to automotive service shops, increasing technician and shop efficiencies and reducing service returns. Our latest vehicle repair electronic products are allowing hands-on consumers to repair increasingly complex vehicle systems. Leveraging our experience, Delphi is also offering a host of entertainment and productivity products to consumers, from hands-free e-mail message retrieval, to entertaining the family in the back seat with the latest DVD or video game.

Global Footprint. With 32 technical engineering centers around the world, Delphi's promise of engineering expertise and global reach has become a reality as these centers provide advanced products, processes and manufacturing support for all of Delphi's global customers. In 2001, Delphi China achieved record-breaking annual sales – an increase of almost 30 percent over 2000. With the Chinese government's implementation of tight emission control standards, environmentally friendly products like Delphi's Engine Management Systems (EMS) and catalytic converters are in demand.

Strategic Acquisitions. Delphi connection systems and mechatronic systems can be found in products ranging from motor vehicles to telecommunication equipment to consumer appliances. With our strategic acquisitions of Specialty Electronics and Eaton's Vehicle Switch & Electronics Division, we're well positioned for continued growth in these expanding market segments.


driving
tomorrow's
technology

Over the next three years, Delphi plans to bring more than 350 new products and/or processes to market. Our rigorous pursuit of increased quality, greater efficiency and cost containment make this rapid transformation of our product portfolio possible. Our strategy is simple: To be our customers' best supplier.





excellence

Without our intense focus on doing things right, launching hundreds of NEW INNOVATIONS would be nothing but "blue-sky" thinking. However, because Delphi employees utilize the best of leading manufacturing practices such as Kaizen and lean manufacturing principles as well as Six Sigma, Shainin and robust engineering, breakthrough products are not only being designed, but many of Delphi's are already in today's marketplace. Just as important, our COMMITMENT to this level of EXCELLENCE increases the KNOWLEDGE and capability of our people. Combine these elements of our character with a work environment that is grounded in teamwork, safety and CARE FOR THE CUSTOMER — and you have what makes us TEAM DELPHI.



Delphi successfully partners with 56 different labor unions and works councils around the world. Together, we have developed creative work agreements to help maintain competitiveness, win new business and earn investment in new and existing facilities.

Don't let what we say be your only source. Read what others are saying about us. Since 1998, Delphi has received 298 quality and excellence awards, including 235 awards from our customers. Recent accomplishments include:

> *Fortune* magazine readers named Delphi one of the "Most Admired Companies" in our industry in 2001.

> As a result of Delphi's $1.7 billion investment in research, development and engineering of breakthrough technologies, our engineers earned the company 605 patents worldwide during 2001.

> Ford Motor Company recognized Delphi in 2001 as the only company to win both its Gold and Silver World Excellence Awards for being one of its top performing suppliers in the world for 2000.

> Our extensive R&D commitment to incorporate eco-efficient properties in products brought us several awards this year. Delphi received Innovest's Strategic Value Advisors "AA" rating for the second year in a row, due to improvements in products, manufacturing processes and environmental management systems.

> Always environmentally conscious, Delphi has continued to pursue ISO14001 certification. Also, through various initiatives, Delphi reduced raw materials use by 1,400 tons and decreased water consumption by 8.9 million gallons; recycled or reused 8,000 tons of materials; eliminated 5,000 tons of waste and 42 million gallons of water from disposal; and reduced or avoided more than 104,000 tons of air emissions, including greenhouse gases.

> As a testament to our commitment to provide a world-class health and safety environment for our employees, Delphi realized an 88 percent decrease in lost workday cases and an 86 percent decrease in Occupational Health and Safety Administration (OSHA) recordables since 1994.

> *Computerworld* magazine recognized Delphi Packard Electric Systems' Cortland, Ohio injection molding facility for its innovative use of information technology to improve its business processes. The Delphi facility was nominated in the 2001 Computerworld Honors 21st Century Achievement Award program's manufacturing category by William H. Gates, Chairman of Microsoft Corporation. The facility was also named by *Fortune* magazine as one of America's elite factories.

> Delphi earned five Shingo Awards for manufacturing excellence in 2001. Evidence of Delphi's high-quality global manufacturing footprint was recognized at sites in Mexico and the United States.

> Delphi received a "Technology Innovation Award" from the French publication *Automobile* magazine. It was the first time in 23 years an automotive supplier earned this prestigious award.



driving tomorrow's technology

Every day, around the globe, Delphi unleashes its creativity to meet customers' demands for product simplification, innovative packaging solutions and integrated electronics. Every minute we bring the magic of tomorrow's technology closer to today. We're spending our immense intellectual capital developing the next generation of electronics and electronically enhanced technologies to make products and systems smarter and more intuitive.



innovative technologies

Delphi is capturing the leadership position in product and technology markets that have TREMENDOUS GROWTH rates, significant electronics content, or FLEXIBLE APPLICATIONS. Delphi is integrating its products and technologies as stand-alone modules or as part of larger systems. Delphi's vast portfolio of products and systems are designed to provide customers in numerous market segments with the DIFFERENTIATING SOLUTIONS they seek.

Applied science and detailed attention to market changes strengthen Delphi's position as we accelerate our product portfolio shift toward high-tech electronic and electronically enhanced mechanical products and link our high-tech products to drivers of consumer decision — security, flexibility, time, choice, information and communications.



From safety to connectivity to the environment, examples of Delphi's differentiating solutions are:

> To improve the driving experience and let drivers and passengers stay informed and entertained, Delphi offers connectivity through mobile multimedia products such as satellite radio, integrated navigation radio systems and rear seat audio video entertainment systems.

> To enhance occupant safety, Delphi was first to market with its Recognition™ brand of passive occupant detection systems. This system uses a seat-based sensor providing information to the airbag computer so that it can tailor airbag deployment based on a passenger's weight. Recognition™ gained rapid acceptance from leading global automakers seeking to meet U.S. safety standards for tailored airbag deployment. Delphi also offers the Integrated Safety System (ISS). ISS helps to reduce the probability of an accident and helps to lessen the effects if one occurs.

> To provide added convenience, Delphi pioneered the power sliding door in 1993 and recently transferred this technology to new applications – power liftgates, power decklids and a power tonneau cover.

> Responding to global demands for improved fuel efficiency and reduced exhaust emissions, Delphi offers advanced powertrain control systems such as cylinder deactivation, gasoline direct injection and non-thermal plasma (NTP) exhaust aftertreatment. Late in 2001, Delphi and PSA Peugeot Citroën debuted a Peugeot 206 Environmental Technologies Vehicle, featuring NTP exhaust aftertreatment which significantly reduces oxides of nitrogen emissions, enabling more rapid use of advanced fuel-efficient engine technologies.

> To improve vehicle ride quality and handling, Delphi provides a full line of advanced chassis control systems. Delphi was first to market in 2001 with QUADRASTEER™, a fully automatic four-wheel steering system, introduced on the 2002 GMC Sierra Denali pickup.

> Outside the automotive industry, Delphi is providing innovative connectivity and mechatronic solutions for customers. Delphi provides products such as fiber optic data links, flex circuits and other connection systems for various military applications. Furthermore, Delphi recently signed a contract to provide electronic control assemblies for a major North American appliance manufacturer.

> Delphi is especially proud of its involvement with Dean Kamen, renowned inventor and entrepreneur, and his latest revolutionary product, the Segway™ Human Transporter (HT). Delphi assisted in the development and also provided expertise in component engineering, sourcing, testing and manufacturing process development for the HT, a self-balancing electric-powered transportation system.

Delphi strives to be a GOOD CORPORATE CITIZEN around the globe. Whether it's building homes with Habitat for Humanity® International, providing employee reading tutors to local middle schools, training a Leader Dog® whose assistance will allow a student to continue her college education, or answering the global call everyone received on September 11, 2001, Delphi fuels COMMUNITY SPIRIT daily. Our employees wouldn't have it any other way. When we asked them how they wanted to shape our approach to civic activities, they said, "LET US VOLUNTEER."

Examples of Delphi's corporate citizenship and spirit include:

Education. For Inspiration and Recognition of Science and Technology (FIRST) is Delphi's signature educational program. Dean Kamen, renowned inventor and entrepreneur, established FIRST to create as much excitement around science and technology as there is in a high school football game. When Delphi engineers participate as FIRST coaches to student teams or as judges of FIRST competition results, they're driving tomorrow's technology by instilling a passion for engineering in young people. Further, in early 2001, Delphi China announced a significant donation to the Shanghai Charity Foundation. This contribution will provide one year of schooling for 30 elementary school students.

Community Relations. Delphi's spirit of giving and giving back is at work in dozens of global communities where we have facilities. One of the most charitable and embraced activities in 2001 was building the first handicapped-accessible Habitat for Humanity home in a Michigan county. Delphi also participated in over 20 community environmental education and improvement programs during 2001. In Mexico, Delphi moved toward completion of special housing programs for employees in seven cities. All told, during the past five years, more than 6,000 employees have purchased homes through a cooperative effort of the Mexican government, a U.S.-Mexican home-building joint venture, and Delphi. These programs help the development of new schools, churches and shopping areas, and create thousands of new jobs across Mexico.

Volunteers. While employee volunteerism is at the heart of all of Delphi's community-focused activities, employee giving was never more powerfully aligned than in the wake of the events of September 11, 2001. Within hours of the attacks, Delphi plants responded by setting up blood drives and gate collections. With gate collections at some plants exceeding $25,000 in a single day, it is estimated that total Delphi employee donations totaled more than $250,000 as early as September 30, 2001, not including individual gifts made directly to relief organizations. In addition, the Delphi Foundation contributed $100,000 each to three funds: AmeriCares Foundation National Heroes' Fund, September 11th Fund and the American Red Cross.

by passion



Who is Delphi? When asked, Delphi employees around the world, in their own unique way, proudly answer, "I am Delphi." There is a spirit among us and a desire to succeed. We have the most innovative people and technology. We are among the most global and diverse companies in the world. We believe we have the most innovative solutions for our customers. We are intensely committed to exceeding our customers' expectations and delivering the agility they seek. At Delphi, we not only possess an overwhelming passion for doing things right, but also for doing the right thing. We see the incredible potential in Delphi . . . and in ourselves.

AS LEADERS OF DELPHI, WE ARE VISIBLE, WE ARE ACCOUNTABLE, WE ARE DETERMINED. PEOPLE INSIDE — AND OUTSIDE — OBSERVE WHAT WE SAY AND DO. EACH AND EVERY DAY, WE STRIVE TO EMBODY THE QUALITIES OF LEADERSHIP THROUGH OUR WORDS, OUR BEHAVIORS, AND OUR COMMITMENT TO MAKING DELPHI A STRONG AND RESPECTED CORPORATION.

_delphi leadership

CHAIRMAN AND EXECUTIVE VICE PRESIDENTS



Our Chairman, J.T. Battenberg III, and our Executive Vice Presidents are the promoters and keepers of our transformational vision. They identify Delphi's strategic direction – for products, processes, people and profit – for today and for the future.

From left, they are: • **Donald L. Runkle,** *Executive Vice President and President, Dynamics & Propulsion Sector* • **Rodney O'Neal,** *Executive Vice President and President, Safety, Thermal & Electrical Architecture Sector* • **J.T. Battenberg III,** *Chairman, Chief Executive Officer and President* • **David B. Wohleen,** *Executive Vice President and President, Electronics & Mobile Communication Sector* • **Mark R. Weber,** *Executive Vice President, Operations, Human Resources Management and Corporate Affairs* • **Alan S. Dawes,** *Executive Vice President and Chief Financial Officer.*

REGIONAL PRESIDENTS



Jose Maria Alapont
Vice President and President,
Delphi Europe, Middle East & Africa



Volker J. Barth
Vice President and President,
Delphi South America

Our Regional Presidents keep pace with Europe's demand for diesel engine cars and mobile multimedia products, position Delphi to capitalize on the fast growing automotive markets in China and throughout the Asia Pacific Region, and expand Delphi's presence in highly competitive, critical markets in South America. They represent Delphi to the world.



Choon T. Chon
Vice President and President,
Delphi Asia Pacific

_strategy board and corporate officers



From top left to right, ROW 1: • J.T. Battenberg III, *Chairman, Chief Executive Officer and President* • David B. Wohleen, *Executive Vice President and President, Electronics & Mobile Communications Sector* • Guy C. Hachey, *Vice President and President, Delphi Energy and Chassis Systems* • Jeffrey J. Owens, *Vice President and President, Delphi Delco Electronics Systems* • Ray C. Campbell, *Vice President, Global Purchasing (retires 4/1/02)* • Paul J. Tosch, *Vice President and President, Delphi Saginaw Steering Systems;* ROW 2: • John G. Blahnik, *Vice President and Treasurer* • Diane L. Kaye*, *Corporate Secretary* • Lloyd E. Johnson*, *General Auditor (until 3/1/02); Executive Director, Mergers, Acquisitions and New Markets (effective 3/1/02)* • John P. Arle, *Vice President, Mergers and Acquisitions (until 3/1/02); Vice President, Audit Services and Corporate Auditor (effective 3/1/02)* • Mark R. Weber, *Executive Vice President, Operations, Human Resources Management and Corporate Affairs* • Jose Maria Alapont, *Vice President and President, Delphi Europe, Middle East & Africa;* ROW 3: • Kevin M. Butler, *Vice President, Human Resources Management* • Mark C. Lorenz, *Vice President, Operations and Logistics* • James P. Whitson*, *Chief Tax Officer* • Logan G. Robinson, *Vice President and General Counsel* • Ronald M. Pirtle, *Vice President and President, Delphi Harrison Thermal Systems* • James A. Spencer, *Vice President and President, Delphi Packard Electric Systems;* ROW 4: • Donald L. Runkle, *Executive Vice President and President, Dynamics & Propulsion Sector* • Karen L. Healy, *Vice President, Corporate Affairs and Worldwide Facilities* • Alan S. Dawes, *Executive Vice President and Chief Financial Officer* • James A. Bertrand, *Vice President and President, Delphi Safety and Interior Systems* • Paul R. Free*, *Chief Accounting Officer and Controller* • Volker J. Barth, *Vice President and President, Delphi South America;* ROW 5: • Rodney O'Neal, *Executive Vice President and President, Safety, Thermal & Electrical Architecture Sector* • Peter H. Janak, *Vice President and Chief Information Officer* • Atul Pasricha, *Executive Director, New Markets (until 3/1/02); Vice President, Mergers, Acquisitions & New Markets (effective 3/1/02)* • Choon T. Chon, *Vice President and President, Delphi Asia Pacific* • R. David Nelson, *Vice President, Global Purchasing (effective 3/1/02)* • Francisco A. Ordoñez, *Vice President and President, Aftermarket Operations (effective 3/1/02).*

** Non-Strategy Board Officers*

_board of directors



Charged with corporate governance, our Board of Directors includes (clockwise, from far left): • Roger S. Penske, *Founder and Chairman, Penske Corporation* • Alan S. Dawes, *Executive Vice President and Chief Financial Officer, Delphi Automotive Systems Corporation* • Dr. Bernd Gottschalk, *President, Association of the German Automobile Industry (VDA)* • Thomas H. Wyman, *Lead Director, Delphi Automotive Systems Corporation; Former Chairman, President and Chief Executive Officer, CBS, Inc.* • Donald L. Runkle, *Executive Vice President and President, Dynamics & Propulsion Sector, Delphi Automotive Systems Corporation* • Oscar de Paula Bernardes Neto, *Chairman, LID (Latin America Internet Development Group)* • Virgis W. Colbert, *Executive Vice President, Miller Brewing Company* • Robert H. Brust, *Chief Financial Officer and Executive Vice President, Eastman Kodak Company* • Patricia C. Sueltz, *Executive Vice President, Software Systems Group, Sun Microsystems, Inc.* • John D. Opie, *Retired Vice Chairman of the Board and Executive Officer, General Electric Company* • J.T. Battenberg III, *Chairman, Chief Executive Officer and President, Delphi Automotive Systems Corporation* • Susan A. McLaughlin, *Executive Vice President and Chief Operating Officer, AGL Resources Inc.* • Shoichiro Irimajiri, *Representative Director, Shoichiro Irimajiri Inc.*

transformation_our financial commitment



ALAN S. DAWES

To all Delphi Shareholders:

2001 has been a pivotal year for Delphi. Even prior to the tragic events of September 11, 2001, the world was facing a serious global recession and a variety of industries were feeling the effects of slowing trade and lower consumer confidence. For Delphi specifically, the impact of lower global automotive production volumes significantly impacted our business.

As your Board of Directors and the leadership team of Delphi closed out the 2000 calendar year and entered 2001, we saw the handwriting on the wall. In early 2001, we experienced erratic production schedules and over 20 percent year-over-year reductions in new vehicle production in our largest market, North America. To that end, the choices were clear. We could stay the course, continuing to prolong the pain of a stagnant economy and excess capacity. Or, we could position Delphi to thrive in the future through a series of bold initiatives to reduce our breakeven point, deal with market fluctuations and over the long term, transform the business. We chose to invest in the future and execute a global restructuring plan in our effort to return Delphi to earnings levels realized prior to this difficult and unusual year.

In Q1 2001, we took a charge against earnings of $404 million to rapidly accelerate implementation of the restructuring plan. In Q4 2001, we booked an impairment charge of $186 million related to the pending disposition of our generator business and the downsizing of some of our overseas operations in difficult economies. At the same time, we accelerated our investment in high-growth businesses, allocating 80 percent of our capital investment to growth business lines. These efforts were intended to:

- Transform and streamline Delphi's portfolio to move toward higher-growth/higher-margin products
- Drive down structural costs
- Develop value in related businesses
- Enter new markets by leveraging technology and knowledge

We measure these efforts in our portfolio transformation, footprint transformation and ultimately our corporate performance (see charts and detail). We are confident that this plan and our overall business strategy are sound.

Finally, while global stock markets were quite volatile during the past year, Delphi stock (NYSE:DPH) was up 21 percent in 2001. Certainly, we are not at the value level we would like and expect to be. However, our record is clear. We are a company that steps up to the tough issues. Delphi leadership is confident that the bold and necessary steps this company is taking today will yield results in the future that will benefit all Delphi stakeholders.

Alan S. Dawes
Executive Vice President and
Chief Financial Officer

Footprint Transformation



28.02
17.43
16.83
16.57
30
25
20
15
10
5
0
Wage Dollars
1992
1999
2000
2001
Hourly Global Footprint Migration

As Delphi's business has expanded globally our wage costs have declined.

Net Income Performance



1,083
1,094*
220**
1,200
1,000
800
600
400
200
0
Dollars
1999
2000
2001
Net Income (In Millions)

**Excludes the one-time, non-cash charge of $32 million resulting from acquisition-related in-process research and development.*
***Excludes restructuring and impairment charges of $590 million.*

Sales Performance



29,192
29,139
26,088
30,000
25,000
20,000
15,000
10,000
5,000
0
Dollars
1999
2000
2001
Sales (In Millions)

In 2001, our level of sales reflects a significant drop in production by major vehicle manufacturers worldwide.

Portfolio Transformation



Electronics and Electromechanical Products: 60%
40%: Mechanical Products
At spin-off, the portfolio was 60% mechanical and 40% electronics.
At 2001 year end, it was 40% mechanical and 60% electronics.

Delphi's shift to electronic products has been dramatic.



15%: Existing Products
80%: 2001
Growth Products
At spin-off, 67% of capital investment was in growth products and 33% in existing products. At 2002 year end, it is expected to be 85% in growth products and 15% in existing products.

Delphi continues to increase its capital investment in growth products.

Contents

Selected Financial Data

The following selected financial data reflects the results of operations and cash flows. Selected financial data for the periods prior to 1999 reflect the historical results of operations and cash flows of the businesses that were considered part of the Delphi business sector of GM during each respective period. In addition, the data for all periods include amounts relating to Delco Electronics, the electronics and mobile communication business that was transferred by GM to Delphi in December 1997. The historical consolidated statement of operations data for 1997 and 1998 do not reflect many significant changes that have occurred in the operations and funding of our company as a result of our separation from GM and our IPO. The historical consolidated balance sheet data reflects the assets and liabilities transferred to our company in accordance with the Separation Agreement.

The selected financial data of Delphi should be read in conjunction with, and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this report. The financial information presented may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the years 1997 and 1998.

Selected Financial Data

(in millions, except per share amounts) Year Ended December 31,	2001	2000	1999	1998	1997
Statement of Operations Data: (1)					
Net sales	$26,088	$29,139	$29,192	$28,479	$31,447
Operating expenses:					
Cost of sales, excluding items listed below	23,216	24,744	25,035	26,135	27,710
Selling, general and administrative	1,470	1,715	1,619	1,463	1,415
Depreciation and amortization	1,150	936	856	1,102	1,970
Restructuring	536	—	—	—	—
Acquisition-related in-process research and development	—	51	—	—	—
Operating income (loss) (2)	(284)	1,693	1,682	(221)	352
Interest expense	(222)	(183)	(132)	(277)	(287)
Other income (expense), net (2)	(22)	157	171	232	194
Income (loss) before income taxes (2)	(528)	1,667	1,721	(266)	259
Income tax expense (benefit) (2)	(158)	605	638	(173)	44
Net income (loss) (2)	$ (370)	$ 1,062	$ 1,083	$ (93)	$ 215
Basic earnings (loss) per share (2)	$ (0.66)	$ 1.89	$ 1.96	$ (0.20)	$ 0.46
Diluted earnings (loss) per share (2)	$ (0.66)	$ 1.88	$ 1.95	$ (0.20)	$ 0.46
Cash dividends declared per share (3)	$ 0.28	$ 0.28	$ 0.21	$ —	$ —
Statement of Cash Flows Data:					
Cash provided by (used in) operating activities	$ 1,360	$ 268	$ (1,214)	$ 849	$ 2,918
Cash used in investing activities	(1,353)	(2,054)	(1,055)	(1,216)	(1,320)
Cash provided by (used in) financing activities	13	1,094	2,878	384	(1,549)
Other Financial Data:					
EBITDA (4)	$ 811	$ 2,739	$ 2,613	$ 1,056	$ 2,459
Balance Sheet Data:					
Total assets	$18,602	$18,521	$18,350	$15,506	$15,026
Total debt	3,353	3,182	1,757	3,500	3,500
Stockholders' equity (deficit)	2,312	3,766	3,200	9	(413)

(1) *Delphi became a separate company in 1999. The data for 1997 and 1998 represents results when Delphi was an operating sector within GM.*

(2) *In 2001, excluding the first quarter restructuring and impairment charges of $617 million ($404 million after-tax) and the fourth quarter product line and venture impairment and other charges of $255 million ($186 million after-tax), operating income would have been $518 million, other income (expense), net would have been $48 million, income before income taxes would have been $344 million, income tax expense would have been $124 million, net income would have been $220 million and basic and diluted earnings per share would have been $0.39. In 2000, excluding the one-time, non-cash charge of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development, operating income would have been $1,744 million, income before income taxes would have been $1,718 million, net income would have been $1,094 million and basic and diluted earnings per share would have been $1.95 and $1.94, respectively.*

(3) *As we became a public company on February 5, 1999, dividend data for the years ending before our IPO is not applicable.*

(4) *"EBITDA" is defined as income before provision for interest expense and interest income, income taxes, depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. For 2001, excluding the first quarter restructuring and investment impairment charges of $536 million and $18 million and the fourth quarter product line and venture impairment charges of $138 million and $52 million, EBITDA would have been $1,555 million. In 2000, excluding the one-time charge for acquisition-related in-process research and development, EBITDA would have been $2,790 million.*

Overview

The economic climate throughout 2001 was challenging. During the first half of 2001, vehicle production in North America, our largest market, was erratic and sharply lower than last year. After the September terrorist attacks, U. S. automotive retail sales rallied in response to Vehicle Manufacturers ("VM")-initiated programs such as zero percent financing, but production volumes were still lower in the second half of 2001 than in the comparable period in 2000 because VMs met incentivized demands from sales of existing inventories. As such, our sales have declined in line with reduced VM production volumes. In addition, we expect softening demand as zero financing and other aggressive marketing programs expire and consumers react conservatively to the contracting global economy. Throughout 2001, we continued to implement the global restructuring plans that were approved in the first quarter of 2001. These plans, together with other actions, included more than $1.1 billion of the $4-$5 billion of businesses to be addressed through our portfolio review process. In addition, in the fourth quarter of 2001, we announced further portfolio initiatives to be implemented in 2002, discussed in more detail below. We believe our progress in 2001, coupled with the additional actions planned for 2002, should prepare Delphi for upcoming challenges with a stronger portfolio and continued operations at a lower breakeven point.

Global Restructuring Plans, Impairment Charges and Portfolio Streamlining

As a result of the decision to more rapidly implement Delphi's long-term portfolio plans and anticipating a prolonged downturn in VM production, on March 29, 2001, we announced global restructuring plans designed to reduce structural costs, improve the earnings power of Delphi's portfolio of businesses and streamline structure. The plans include intentions to sell, close or consolidate nine plants, downsize the work force at more than 40 other facilities, and exit selected under-performing and non-core products. The restructuring plans are expected to reduce Delphi worldwide employment by approximately 11,500 positions by March 2002. The plans include exiting businesses across all sectors with sales totaling approximately $900 million, representing approximately 20% of the $4 billion to $5 billion of businesses that have been under management's portfolio review. In connection with the restructuring plans, we recognized restructuring charges of approximately $536 million in the first quarter of 2001. We began to realize the benefits of our restructuring actions in late 2001 and expect to continue to realize these benefits in 2002 and beyond.

During 2001, Delphi made significant progress on these plans by selling, closing or consolidating eight of the nine plants. The remaining plant will be closed in the first quarter of 2002. Restructuring plan related headcount reductions totaled 10,100 during 2001. Delphi expects the remaining 1,400 positions to be eliminated in the first quarter of 2002. In addition to restructuring related actions, Delphi also divested its presence in several other ventures as part of ongoing structural cost reduction initiatives.

In the first quarter of 2001, we also recorded asset impairment charges of $63 million related to long-lived assets at the sites impacted by the restructuring plans. In addition, we recorded impairment charges of $18 million related to permanent declines in the value of certain joint ventures. These charges are included in other income (expense), net, primarily related to certain Korean joint ventures.

As a result of these actions, we recorded total charges of $617 million ($404 million after-tax) during the first quarter of 2001.

In addition, in the fourth quarter of 2001, we recorded an impairment charge of $9 million primarily related to certain machinery and equipment held for use in the Electronics & Mobile Communications sector. This equipment is used by one of our product lines located in Argentina, which has been impacted by recent macroeconomic developments. We also recorded a charge of $52 million related to permanent declines in the gross value of our investments in certain offshore joint ventures. These impairment charges, which aggregated $61 million, were included in depreciation and amortization and other income (expense), net.

In December 2000, we announced that $4-$5 billion of our businesses would be addressed through our portfolio review process. To date, we have addressed more than $1.6 billion of such businesses, including our generator business. Plans for the remainder of the portfolio actions are discussed below. In the fourth quarter, we entered into a non-binding letter of intent with Delco Remy International to sell our $500 million generator business. In connection with the impairment of certain assets of this business which are held for sale, we recorded a charge of $194 million ($125 million after-tax) in the fourth quarter of 2001. This charge was comprised of $56 million ($36 million after-tax) to depreciation and amortization to write-down fixed assets, principally machinery and equipment, to net realizable value and $138 million ($89 million after-tax) to cost of sales. The charge to cost of sales was comprised of $96 million to write-down inventory in the business to net realizable value, a charge of $38 million for contractually required payments (primarily employee related) and $4 million to write down other assets. The closing of the sale of the generator business is subject to entering into definitive agreements as well as to union, customer, and due diligence reviews, and is expected to occur in the first quarter of 2002.

In 2002, we intend to take actions with respect to the remaining businesses and to align our global manufacturing footprint, capacity and infrastructure to match forecasted market conditions. We expect to sell or wind down our $500 million instrumentation business, and to consolidate the equivalent of one North American battery manufacturing plant by the end of the third quarter of 2002 due to excess battery capacity. Although we worked during 2001 to resolve the troubled status of our $2.2 billion global thermal business, we believe we will need to further consolidate U.S. facilities during 2002 to address excess capacity and necessary operating improvements. We expect these actions, possibly combined with potential expanded strategic partnerships, will lead to a stronger thermal business. Additionally, we expect to restructure selected European operations in 2002, which will likely impact up to 12 sites with expected further plant rationalizations. We also expect to finalize plans to reduce our global salaried workforce beyond the levels anticipated upon completion of the March 2001 restructuring plan, by an additional 1,400 positions through voluntary incentive separation initiatives, consisting of incentive retirement programs, career transition programs and other methods. These and other restructuring initiatives will likely result in a charge against earnings of $100 million to $150 million (after-tax) in early 2002.

History

Delphi is a world-leading supplier of automotive components, integrated systems and modules to the automotive industry. We became a publicly held company on February 5, 1999 through an initial public offering (the "IPO"), and became independent from GM on May 28, 1999 through the distribution of Delphi shares owned by GM (the "Spin-Off").

Results of Operations

2001 versus 2000

Net Sales. Consolidated net sales and changes in consolidated net sales by product sector and in total for the years ended December 31, 2001 and 2000 were:

(in millions)

Year Ended December 31,	2001	2000
Product Sector		
Electronics & Mobile Communication		
Mobile MultiMedia	$ 373	$ 322
Other Electronics & Mobile Communication	4,445	5,022
Total Electronics & Mobile Communication	$ 4,818	$ 5,344
Safety, Thermal & Electrical Architecture	9,028	9,934
Dynamics & Propulsion	12,630	14,225
Other	(388)	(364)
Consolidated net sales	$26,088	$29,139

Consolidated net sales for 2001 were $26.1 billion compared to $29.1 billion for 2000. Our reduced sales primarily reflect weak North American vehicle production schedules, the elimination of non-performing and non-core businesses and year over year weaknesses in the euro. Net sales to GM declined by $3.0 billion, principally due to reduced vehicle production volumes in North America and our ongoing elimination of marginally profitable and unprofitable product lines. As a percent of our total revenue for 2001, our non-GM sales were 32% compared to 29% for 2000, which reflects our continued focus on diversifying our customer base. Our net sales were also impacted by continued price pressures that resulted in price reductions of approximately $650 million, or 2.2%, for 2001 compared to approximately $524 million or 1.8% for 2000. Mobile MultiMedia sales grew 16% in 2001. Net sales for such products increased from $322 million in 2000 to $373 million in 2001, despite customers' decisions to delay product launches and a decline in demand during the latter part of 2001 for certain telematics products.

Gross Margin. Our gross margin was 11.0% for 2001 compared to gross margin of 15.1% for 2000. The decline reflects overall lower production volumes including the negative impact of inefficiencies resulting from uneven customer build schedules over the first few months of 2001 and the impact of price, which were partially offset by stronger manufacturing productivity.

Selling, General and Administrative. Selling, general and administrative expenses of $1,470 million, 5.6% of total net sales for 2001, decreased by $245 million or 14.3%, from 2000. The decrease primarily results from aggressive cost reduction efforts partially offset by $9 million of incremental expenses related to Delphi Mechatronic Systems and Delphi Connection Systems-Specialty Electronics acquired in 2001.

Depreciation and Amortization. The increase in depreciation and amortization, compared to 2000 amounts, primarily represents the impact of ongoing capital expenditures and long-lived asset write-downs of $128 million recorded in 2001. We anticipate the restructuring plans will slightly reduce, but not significantly change, our depreciation and amortization expense trend.

Restructuring. In the first quarter of 2001, Delphi approved global restructuring plans which included $492 million of employee costs (including postemployment benefits and special termination pension and postretirement benefits) and $44 million in other exit costs (principally lease termination and contract cancellation payments). Through December 31, 2001, we paid $321 million related to employee costs and $22 million in other exit costs. We also had $72 million of non-cash charges, with $62 million for special termination pension and postretirement benefits, and the balance for currency translation.

The plans entail the elimination of approximately 11,500 positions worldwide (5% percent of our global workforce), comprised of 5,600 U.S. hourly employees (10% of U. S. hourly employees), 2,000 U.S. salaried employees (11% of U.S. salaried employees), and 3,900 employees in non-U.S. locations. Our restructuring plans also include the sale, closure or consolidation of nine plants. Through December 31, 2001, we had closed, sold or consolidated plants in Ande, France; Betim, Brazil; Casoli, Italy; Robertsdale, Alabama; Saginaw, Michigan; Fort Defiance, Arizona; Piracicaba, Brazil and Bochum, Germany. The remaining plant located in Southampton, United Kingdom will be closed in the first quarter of 2002. The plans also entail downsizing our workforce in more than 40 other facilities and exiting certain selected products.

In the first quarter of 2001, employees at impacted locations were informed of the restructuring initiatives. We communicated benefits available to them under applicable benefit plans or related contractual provisions. Affected employees left or will leave Delphi using a mixture of voluntary and involuntary separation programs, early retirements, social plan programs and layoffs. As of December 31, 2001, approximately 10,100 employees had been separated under the plans including 4,250 U.S hourly employees, 1,950 U.S. salaried employees and 3,900 non-U.S. employees. The majority of these were through various separation programs. We expect the remaining 1,400 employees to separate during the first quarter of 2002. The employee cost component for the U.S. hourly plans recorded in the first quarter of 2001 included accruals required by SFAS No. 112, "Employer's Accounting for Postemployment Benefits." These accruals were based upon certain assumptions regarding the status and seniority of affected individuals, as well as the time frame and the duration of the layoffs prior to final separation. Although our actual experience on a plant-by-plant basis has varied from our original assumptions, our overall estimates regarding the total number of employees impacted and related costs remain appropriate. We began to realize savings related to these headcount reductions in late 2001 with estimated ongoing annual net savings expected to grow up to $150 million (after-tax) in 2002 and to more than $300 million (after-tax) by late 2003. These savings are expected to be realized as reductions in cost of sales and selling, general and administrative expenses.

Operating Income (Loss). Operating loss was $(284) million for 2001 compared to operating income of $1,693 million in 2000. To facilitate analysis of our operating income by product sector, we have excluded the first quarter 2001 restructuring and impairment charges of $599 million and the fourth quarter 2001 product line and venture impairment and other charges of $203 million as well as the 2000 one-time non-cash charge of $51 million resulting from acquisition-related in-process research and development from the information presented below:

(in millions)

Year Ended December 31,	**2001(a)**	**2000(b)**
Product Sector		
Electronics & Mobile Communication		
Mobile MultiMedia	$ (33)	$ (23)
Other Electronics & Mobile Communication	316	493
Total Electronics & Mobile Communication	283	470
Safety, Thermal & Electrical Architecture	351	668
Dynamics & Propulsion	(30)	677
Other	(86)	(71)
Total operating income	$518	$1,744

(a) Excludes the first quarter 2001 restructuring and asset impairment charges of $78 million for Electronics & Mobile Communication, $214 million for Safety, Thermal & Electrical Architecture, $280 million for Dynamics & Propulsion and $27 million for Other. Also, excludes the fourth quarter 2001 product line and venture impairment and other charges of $9 million for Electronics & Mobile Communication and $194 million for Dynamics & Propulsion.

(b) Excludes the first quarter 2000 one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development for Dynamics & Propulsion. At December 31, 2001, the project components of our acquired in-process research and development were at various stages of completion from 60% to 100% and have not varied substantially from our original assumptions.

The decrease in operating income by sector from 2000 primarily reflects overall lower production volumes including the negative impact of inefficiencies resulting from uneven customer build schedules over the first few months of 2001 and the impact of customer-driven price reduction partially offset by reductions of selling, general and administrative expenses and stronger manufacturing productivity.

Interest Expense. Interest expense increased by $39 million primarily attributable to higher debt levels during 2001.

Other Income (Expense), Net. Other income (expense), net was $(22) million in 2001 as compared to other income (expense), net of $157 million in 2000. Excluding the first quarter 2001 impairment of $18 million and the fourth quarter impairments of $52 million, other income, net was $48 million. The decrease from 2000 is primarily due to lower equity earnings in non-consolidated subsidiaries.

Taxes. Our effective tax rate for 2001 was 30%, reflecting our inability to fully tax effect the first quarter 2001 restructuring initiatives in a few smaller jurisdictions and a portion of the fourth quarter impairment charges. Our effective tax rate for 2001 was 36% excluding the restructuring and impairment charges, which is consistent with 2000.

Net Income (Loss). Our net loss was $(370) million for 2001 as compared to net income of $1,062 million for 2000. Excluding the first quarter restructuring and impairment charges of $404 million after-tax and the fourth quarter product line and venture impairment and other charges of $186 million after-tax, net income for 2001 would have been $220 million compared to $1,094 million for 2000, which excludes the one-time, non-cash charge of $32 million after-tax resulting from acquisition-related in-process research and development.

Earnings (Loss) Per Share. Basic and diluted loss per share was $(0.66) for 2001 compared to basic and diluted earnings per share of $1.89 and $1.88, respectively, for 2000. Excluding the first quarter restructuring and impairment charges of $404 million after-tax and the fourth quarter product line and venture impairment and other charges of $186 million after-tax, basic and diluted earnings per share for 2001 would have been $0.39, compared to basic and diluted earnings per share of $1.95 and $1.94, respectively, for 2000, which excludes the one-time, non-cash charge of $32 million after-tax resulting from acquisition-related in-process research and development.

2000 versus 1999

Net Sales. Consolidated net sales and changes in consolidated net sales by product sector and in total for the years ended December 31, 2000 and 1999 were:

(in millions)

Year Ended December 31,	2000	1999
Product Sector		
Electronics & Mobile Communication		
Mobile MultiMedia	$ 322	$ 40
Other Electronics & Mobile Communication	5,022	5,256
Total Electronics & Mobile Communication	$ 5,344	$ 5,296
Safety, Thermal & Electrical Architecture	9,934	10,425
Dynamics & Propulsion	14,225	13,950
Other	(364)	(479)
Consolidated net sales	$29,139	$29,192

Our consolidated net sales for 2000 declined $53 million, or 0.2% from 1999. Our reduced sales primarily reflect the decline in the value of the euro and weak North American vehicle and aftermarket sales in the second half of 2000 which impacted our North American customers, offset by continued growth in revenue from non-GM VMs, as well as acquired operations. Our non-GM sales increased $1.6 billion, 19.5% on a comparable basis, over 1999, while sales to GM declined, due to lower volumes as well as our elimination of approximately $0.5 billion of marginally profitable and unprofitable product lines. Our sales were also impacted by continued price pressures that resulted in price reductions of approximately $524 million, or 1.8% for 2000. Mobile MultiMedia, an aggressive growth business line, generated sales growth of 705%, increasing sales from $40 million in 1999 to $322 million in 2000.

Gross Margin. Our gross margin was 15.1% in 2000 compared to 14.2% in 1999. The improvement reflects the results of our continuing cost reduction efforts and lean manufacturing initiatives that are being implemented in response to industry pricing pressures and aggressive inventory management. Our gross margin was unfavorably impacted by exchange rate fluctuations, primarily related to the euro, which weakened when compared to the U.S. dollar, and the Mexican peso, which strengthened when compared to the U.S. dollar.

Selling, General and Administrative. Selling, general and administrative expenses, which represented 5.9% of total sales, increased by $96 million. The increase in selling, general and administrative expenses is entirely related to acquired businesses. Excluding the incremental costs related to acquired businesses, selling, general and administrative expenses were level with 1999 amounts.

Depreciation and Amortization. Depreciation and amortization increased by $80 million during 2000. The increase in depreciation and amortization, compared to 1999 amounts, primarily represents incremental costs related to Delphi Diesel Systems and the impact of ongoing capital expenditures.

Operating Income. Operating income for 2000 increased $11 million over 1999 despite the slight decline in sales. Excluding the first quarter 2000 one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development, operating income was $1,744 million, up 3.7% from 1999. Operating income (loss) by product sector, excluding this one-time charge included in the Dynamics & Propulsion sector, was:

(in millions)

Year Ended December 31,	2000	1999
Product Sector		
Electronics & Mobile Communication		
Mobile MultiMedia	$ (23)	$ (37)
Other Electronics & Mobile Communication	493	614
Total Electronics & Mobile Communication	470	577
Safety, Thermal & Electrical Architecture	668	679
Dynamics & Propulsion	677	558
Other	(71)	(132)
Total operating income	$1,744	$1,682

The improvement in operating income in 2000 reflects continuing cost reduction efforts and the results of the continued roll-out of lean manufacturing initiatives around the world. These favorable items were partially offset by unfavorable exchange rate fluctuations. Mobile MultiMedia reported an operating loss of $(23) million, reflective of the ongoing high level of investment in engineering and research and development related to the start up of this high-tech business line.

Interest Expense. Interest expense increased by $51 million primarily attributable to higher debt levels and higher interest rates during 2000.

Other Income, Net. Other income, net of $157 million in 2000 is level with 1999 amounts.

Taxes. Our effective income tax rate for 2000 was 36.3% compared to 37.1% in 1999. The decrease in the effective tax rate was primarily the result of New York State investment tax credits recognized in the fourth quarter of 2000.

Net Income. Net income for 2000 totaled $1,062 million compared to $1,083 million for 1999. Excluding the one-time, non-cash charge of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development, our net income margin of 3.8% expanded from our 1999 margin of 3.7% as a result of aggressive inventory management, implementation of lean manufacturing initiatives and other cost reduction initiatives. Excluding the charge described above, net income for 2000 would have been $1,094 million, an $11 million increase over 1999.

Earnings Per Share. Basic and diluted earnings per share were $1.89 and $1.88, respectively, for 2000. Excluding the one-time, non-cash charge of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development, diluted earnings per share would have been $1.94 per share compared to $1.95 in 1999. If the 100 million shares issued in the IPO were assumed to be outstanding since January 1, 1999, the diluted shares outstanding would have been 566 million during 1999. On this basis, diluted earnings per share would have been $1.91 for 1999; therefore, after the adjustments described above, diluted earnings per share for 2000 of $1.94, represents a 1.6% increase over 1999.

Liquidity and Capital Resources

Our net liquidity, measured as cash and cash equivalents less total debt, was $(2.6) billion at December 31, 2001 compared to $(2.4) billion at December 31, 2000. The change in our net liquidity was principally due to the incremental borrowings incurred to finance the Delphi Mechatronic Systems acquisition and $205 million of payments to GM for previously recorded separation related obligations for pension and other postretirement benefits. The ratio of our total debt to total capital, which consists of total debt plus stockholders' equity, was 59.2% at December 31, 2001 and 45.8% at December 31, 2000. The change in our ratio of total debt to total capital was primarily due to the impact of the pension charge to equity of $0.8 billion (after-tax) described below, the restructuring and impairment charges, the incremental borrowings to finance the Delphi Mechatronic Systems acquisition and the GM payments. The GM payments were for separation related obligations, which were part of a $1.9 billion separation related obligation to GM. We expect to pay the $0.2 billion of our remaining separation related obligation to GM in June 2002.

Global capital market developments resulted in negative returns on Delphi's pension funds in 2001 and a decline in the discount rate used to estimate the liability. As a result, we were required to record an after-tax charge to equity in the amount of $0.8 billion at December 31, 2001 related to the minimum pension liability. Our $200 million contribution planned for 2001 was shifted to 2002 to optimize tax planning strategies. We currently anticipate ongoing annual pension contributions of $200 million to $400 million depending on future pension returns.

Of the $536 million restructuring charge, we expect to pay approximately $463 million in cash; the balance consists primarily of special termination pension and postretirement benefits. During 2001, we paid $321 million, related to employee costs and $22 million in other exit costs. We expect to pay up to an additional $120 million during the first quarter of 2002.

Debt Capitalization and Available Financing Sources

In June 2001, we issued 6.55% unsecured notes (the "Notes") with an aggregate principal amount of $500 million, which mature on June 15, 2006. We pay interest on such Notes on June 15 and December 15 of each year. The proceeds of the Notes were used to reduce our commercial paper borrowings, including $0.3 billion arising from the purchase of Delphi Mechatronic Systems. The Notes have no sinking fund requirement and are redeemable, in whole or in part, at the option of Delphi.

Our other unsecured debt includes $500 million of securities bearing interest at 6.125% and maturing on May 1, 2004, $500 million of securities bearing interest at 6.50% and maturing on May 1, 2009, and $500 million of securities bearing interest at 7.125% and maturing on May 1, 2029.

Delphi has two financing arrangements with a syndicate of lenders providing for an aggregate of $3.0 billion in available revolving credit facilities (the "Credit Facilities"), subject to certain limitations. The terms of the Credit Facilities provide for a five-year revolving credit line in the amount of $1.5 billion, which expires June 2005, and a 364-day revolving credit line in the amount of $1.5 billion, which expires June 2002. As of December 31, 2001, there were no amounts outstanding under the Credit Facilities. Utilizing the Credit Facilities as backup, Delphi maintains $2.5 billion of worldwide commercial paper programs, under which $1.1 billion was outstanding as of December 31, 2001. Delphi also has approximately $165 million available under uncommitted lines of credit. As of December 31, 2001, there was no amount outstanding under uncommitted lines of credit. Other amounts outstanding primarily relate to local borrowings by certain of our international subsidiaries. We have guaranteed the borrowings of one venture for approximately $15 million. We have no financial commitments (such as lines of credit, standby lines of credit, standby repurchase obligations nor have we guaranteed such items) to or on behalf of entities that are excluded from our consolidated financial statements.

The following table summarizes our cash outflows resulting from financial contracts and commitments:

(amounts in millions)

Payments due by Period	Total	Less than one year	1-3 years	4-5 years	After 5 years
Debt	$3,353	$1,270	$574	$513	$ 996
Lease obligations	544	123	198	136	87
Total	$3,897	$1,393	$772	$649	$1,083

Delphi currently has a credit rating of BBB/Baa2 with a stable outlook. In the event of a downgrade to BBB- or Baa, we believe we would continue to have access to sufficient liquidity. Although our access to the commercial paper market likely would be limited, we would utilize funding available from our $3.0 billion Credit Facilities, described above, and other sources such as a conduit program to factor customer receivables. We believe that our receivables are of a quality that would allow access to this market. In such case, our cost of borrowing may increase. Our Credit Facilities also contain certain affirmative and negative covenants including among others, requirements for certain leverage and indebtedness ratios. We were in compliance with such covenants during 2001.

Delphi leases certain property, primarily land and buildings, under leases commonly known as synthetic operating leases. These leases, which are accounted for as operating leases, provide us tax treatment equivalent to ownership, and also give us the option to purchase these properties upon expiration of the lease. In aggregate, our purchase price approximates $149 million. These leases also require us to guarantee a minimum value of $132 million upon expiration of the leases. At December 31, 2001, the fair value of these properties exceeds the minimum value guaranteed.

Delphi's cash flows during the year are impacted by the volume and timing of vehicle production, which includes a halt in most operations of our North American customers for approximately two weeks in July and one week in December and reduced production in Europe during the month of August. We believe that Delphi has sufficient financial flexibility to fund these fluctuations, although there can be no assurance that this will be the case. In addition, we believe that our capital resources and liquidity position are sufficient to satisfy our funding needs during our three-year business planning cycle. Requirements for working capital, pension contributions, acquisitions, capital expenditures, dividends, repayment of debt securities, payments for purchase options and residual guarantees on operating leases, separation related obligations and restructuring obligations are expected to be funded from operations, supplemented as needed by short-term or long-term borrowings available under our commercial paper programs, our Credit Facilities, operating leases and other available financing sources as necessary.

For additional information on Delphi's Credit Facilities and other funding sources, see Note 8 to the consolidated financial statements.

Cash Flows

Operating Activities. Net cash provided by operating activities was $1.4 billion for the year ended December 31, 2001 compared to $0.3 billion in 2000 and net cash used in operating activities of $1.2 billion in 1999. Net cash provided by operating activities during 2001 resulted from improved working capital management partially offset by a $205 million payment to GM for previously recorded separation related obligations. Net cash provided by operating activities in 2000 was net of $1.1 billion of voluntary contributions to our hourly pension plan and payments of $1.5 billion to GM for separation related obligations.

Investing Activities. Cash flows used in investing activities totaled $1.4 billion, $2.1 billion and $1.1 billion for the years ended December 31, 2001, 2000 and 1999, respectively. The use of cash during 2001 reflects the acquisitions of Delphi Mechatronic Systems and Delphi Connections Systems-Specialty Electronics for an aggregate of approximately $0.3 billion and capital expenditures related to ongoing operations. The use of cash during 2000 reflects the acquisitions of Delphi Diesel Systems and Delphi Lockheed Automotive for an aggregate of $0.9 billion.

Our capital expenditure program promotes our growth-oriented business strategy by investing in existing core areas, where efficiencies and profitability can be enhanced, and by targeting funds for new innovative technologies, where long-term growth opportunities can be realized. Capital expenditures by product sector and geographic region for the periods presented were:

(in millions)

Year Ended December 31,	2001	2000	1999
Electronics & Mobile Communication	$ 238	$ 315	$ 236
Safety, Thermal & Electrical Architecture	304	381	412
Dynamics & Propulsion	497	566	535
Other	18	10	17
Total capital expenditures	$1,057	$1,272	$1,200
North America	$ 699	$ 914	$ 829
Europe	262	254	285
Other International	96	104	86
Total capital expenditures	$1,057	$1,272	$1,200

As of December 31, 2001, Delphi had approximately $650 million in outstanding capital commitments. We expect capital expenditures to be approximately $1.2 billion in 2002. We currently expect approximately 30%-40% of our 2002 capital expenditures to occur outside the United States. We also expect to utilize operating cash flow and possibly some of our debt capacity to undertake shareholder value-enhancing activities. Such activities could include strategic acquisitions that will build upon existing core competencies and expand our market coverage in both traditional automotive and non-automotive markets and a share repurchase program.

Financing Activities. Net cash provided by financing activities was $13 million, $1.1 billion and $2.9 billion for the years ended December 31, 2001, 2000 and 1999, respectively. Cash provided by financing activities for 2001 includes the net proceeds from the $500 million in Notes offset by repayments under our commercial paper programs.

Dividends. The Delphi Board of Directors declared dividends on Delphi common stock of $0.07 per share on March 7, June 27, September 5, and December 5, 2001, payable on April 16, August 6, October 16, 2001 and January 16, 2002, respectively.

Stock Repurchase Program. The Board of Directors authorized the repurchase of an aggregate of 19 million shares of Delphi common stock to fund Delphi's obligation under stock option and other employee benefit plans. Through December 31, 2001, we had acquired approximately 8 million shares of Delphi common stock in the open market and had reissued approximately 3 million shares under stock option and other employee benefit plans.

Outlook

Production schedules for our largest customer in North America, our largest market, were approximately 5% lower in the fourth quarter of 2001 and 11% lower in 2001 than in 2000. In view of this lower production, as well as the weaker U.S. and European aftermarket and weaker euro, our sales decreased by 10% during 2001 compared to 2000. Such adverse conditions may continue for an extended period of time. In addition, the war on terrorism may lead to further declines in production volumes or a United States consumer recession given weakening economic indicators prior to the September 11 attacks. We expect a softening of vehicle demand as zero-percent interest and other aggressive incentive programs (enacted as a result of the terrorist attacks) expire and consumers react conservatively to the contracting global economy. These conditions could result in additional continued revenue declines and could adversely affect our earnings and financial condition. In light of our increasingly difficult global economic outlook for 2002, primarily caused by a downturn in the U.S. automotive market, and the impact of discontinued businesses, we expect our 2002 sales to be approximately $ 25.5 billion, slightly lower than our current year sales of $26.1 billion. We expect net income, excluding any portfolio-related actions, will be approximately $275 million and operating cash flow will be approximately $0.8 billion for 2002. We expect pension and health care expenses will be significantly higher in 2002 than in 2001.

To mitigate these conditions, Delphi has been implementing productivity improvements and streamlining activities designed to reduce overhead and improve manufacturing processes. In addition, we have announced further plans to streamline our portfolio, reduce excess capacity and operating costs, and respond to global industry conditions. We intend that these actions will continue to reduce manufacturing and selling, general and administrative costs, but cannot assure you that such actions will be effective or sufficient to offset the impact of adverse market conditions.

In addition to adverse conditions in our market and the weakening economy as a whole, we depend on GM as a customer. GM accounted for 68% of our net sales for 2001. Our sales to GM have declined since our separation from GM in 1999; principally reflecting reduced GM vehicle production in North America, the impact of customer driven price reductions, the elimination of non-profitable businesses, a weaker euro as well as GM's diversification of its supply base. As a percent of our total revenue for 2001, our non-GM sales were 32% compared to 29% for 2000, which reflects our continued focus on diversifying our customer base. We also exited some businesses as part of our portfolio review process and expect to exit additional businesses in 2002. Reflecting these and other factors we expect our sales to GM to further decline over time. If we are unable to compete effectively for new business with GM's other suppliers, our revenues may decline. In connection with our separation from GM in 1999, we entered into the Supply Agreement with GM affording us certain bidding rights on new GM products. Such rights under the Supply Agreement expired on January 1, 2002. Accordingly, we now bid for GM's automotive parts business on the same basis as our competitors. To compete effectively, we will need to continue to satisfy GM's pricing, service, technology and increasingly stringent quality and reliability requirements, which, because we are GM's largest supplier, particularly affect us. For these reasons, we cannot provide any assurance as to the amount of our future business with GM. While we intend to continue to focus on retaining and winning GM's business, we cannot assure you that we will succeed in doing so. Additionally, our revenues may be affected by increases or decreases in GM's business or market share. We are currently projecting our sales beyond 2002 to grow modestly assuming projected production levels, with non-GM sales increasing and GM sales decreasing.

We face an inherent business risk of exposure to product liability and warranty claims in the event that our products fail to perform as expected and such failure of our products results, or is alleged to result, in bodily injury and/or property damage. We cannot assure you that we will not experience any material warranty or product liability losses in the future or that we will not incur significant costs to defend such claims. In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall involving such products. Each vehicle manufacturer has its own policy regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, VMs are increasingly looking to their suppliers for contribution when faced with product liability claims. A successful claim brought against us in excess of our available insurance coverage or a requirement to participate in a product recall may have a material adverse effect on our business. VMs are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to a vehicle manufacturer, a vehicle manufacturer may hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. As previously disclosed, a few customers had advised Delphi that they intended to pursue warranty claims vigorously, notwithstanding that we believe our quality has improved. In particular, although we settled certain pre-Separation warranty claims with GM in September 2000, GM continued to assert pre-Separation warranty claims, which we challenged. In the fourth quarter, we resolved many of these pre-Separation warranty claims with GM and believe the remainder of known pre-Separation warranty claims are adequately covered by customer credits or commercial defenses. Accordingly, although we cannot assure you that the future costs of warranty claims by GM or other customers will not be material, we believe our established reserves are adequate to cover pre-Separation and post-Separation warranty claims. However, the final amounts determined to be due related to these matters could differ materially from recorded estimates.

In the normal course of business, we extend credit on open account to our customers. From time to time, we also invest in joint ventures with a variety of business partners. Although Delphi is affected by the financial well-being of the automotive industry as a whole, we believe that our risk associated with trade receivables and recoverability of investments in our joint ventures is mitigated by our customer base and ongoing control procedures to monitor the creditworthiness of customers and viability of joint venture business partners. As part of our ongoing procedures, we regularly review our joint venture investments for potential impairments or permanent declines in value. During 2001, we recorded charges of $70 million related to the aggregate decline in the value of certain investments. These charges have been included in other income (expense), net.

In November 2000, one customer/business partner entered into corporate reorganization proceedings in Korea. As a result of the reorganization, this customer/business partner's obligations to its suppliers prior to November 2000 were legally frozen. The terms and conditions of repayment for these frozen amounts will be determined by the reorganization plan. In addition, in September 2001 this customer/business partner entered into a non-binding memorandum of understanding with a third party relating to forming a new company, which would purchase selected assets and businesses of this customer/business partner and would assume a portion of the liabilities, but which also proposes to pay less than the full value to the suppliers. Delphi's balance sheet as of December 31, 2001 includes approximately $16 million of accounts receivable from this customer/business partner, primarily in the U.S. and Europe, related to shipments prior to November 2000. We are actively seeking repayment of these amounts, which we continue to believe are collectible. At December 31, 2001, we also have investments, generally through a non-controlling 50% voting interest, in several joint ventures which sell to this customer/business partner. At December 31, 2001, we have investments of approximately $106 million in these joint ventures. Total receivables of the joint ventures due from this customer/business partner were $205 million at December 31, 2001. Based upon the recent events, we are continuing to work with the joint ventures to facilitate their ongoing operations and continue to believe that our investments as of December 31, 2001 are recoverable and intend to pursue the full amount of such recovery. However, due to assertions by the customer/business partner that it cannot pay supplier claims in full and the significant uncertainty surrounding the outcome of the reorganization as well as the memorandum of understanding discussed above, the impact on our future results of operations and financial condition could differ materially from currently recorded estimates.

Inflation

Inflation generally affects Delphi by increasing the cost of labor, equipment and raw materials. We believe that, because rates of inflation in countries where we have significant operations have been moderate during the periods presented, inflation has not had a significant impact on our results of operations.

Deferred Income Taxes

As more fully described in Note 5 to our consolidated financial statements, at December 31, 2001, Delphi's consolidated balance sheet included a net deferred tax asset of approximately $3.3 billion. This net deferred tax asset relates to temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. Approximately $2.4 billion of the net deferred tax asset balance is related to our obligations for postretirement and pension benefits and approximately $453 million is related to net operating loss carryforwards. Realization of the net deferred tax asset is dependent upon profitable operations in the United States and certain other countries and future reversals of existing taxable temporary differences. Although realization is not assured, we believe that it is more likely than not that such benefits will be realized through the reduction of future taxable income. Management has considered various factors in assessing the probability of realizing these deferred tax assets including:

- Delphi's operating results, excluding the impact of special items, over the most recent three-year period and overall financial forecasts of book and taxable income for the 2002-2004 period.
- The ability to utilize tax planning, such as capitalization of research and experimentation costs for tax purposes, to manage the degree to which Delphi generates significant U.S. federal tax net operating losses.
- The extended period of time over which the tax assets can be utilized. Postretirement benefits become tax deductions over periods up to 50 years.

Environmental Matters

Delphi is subject to various laws governing the protection of the environment including laws regulating air emissions, water discharges and waste management. Delphi has made and will continue to make capital and other expenditures to comply with environmental requirements. However, such expenditures were not material during the years ended December 31, 2001, 2000 and 1999 and are not expected to be material in 2002 or 2003. Environmental requirements are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure you that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

Delphi is also subject to environmental laws requiring investigation and cleanup of environmental contamination and is in various stages of investigation and cleanup at its manufacturing sites where contamination has been discovered. In addition, Delphi has received notices that it is a PRP in proceedings at various sites, including the Tremont City Landfill Site located in Tremont, Ohio. The Tremont City Landfill Site proceeding, which is alleged to concern ground water contamination, is in the early stages of investigation and involves multiple other PRPs. Accordingly, the ultimate cost, if any, to remediate the site, and Delphi's share of such costs cannot be estimated at this time. Delphi is cooperating with the EPA and the other PRPs to address this matter and has reserved approximately $1 million for Delphi's share of the expected investigation costs.

Delphi may be named as a PRP at other sites in the future, including with respect to divested and acquired businesses. When it has been possible to provide reasonable estimates of Delphi's liability with respect to environmental sites, provisions have been made in accordance with generally accepted accounting principles. At December 31, 2001, our reserve for such environmental investigation and cleanup was approximately $20 million, which reflects, in part, the retention by GM of the environmental liabilities for certain inactive sites, as part of the Separation. The policies adopted to properly reflect the monetary impact of environmental matters are discussed in Note 1 to the consolidated financial statements.

The process of estimating environmental cleanup liabilities is complex and dependent primarily on the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, the uncertainty as to what remedy and technology will be required, the outcome of discussions with regulatory agencies and, at multi-party sites, other PRPs. In future periods, new laws or regulations, advances in cleanup technologies and additional information about the ultimate cleanup remedy that is used could significantly change our estimates. Accordingly, we cannot assure you that our eventual environmental cleanup costs and liabilities will not exceed the amount of our current reserve.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." As required by SFAS No. 142, purchased goodwill will no longer be amortized and will be subject to impairment tests at least annually. We adopted SFAS No. 142 effective January 1, 2002 and stopped the amortization of purchased goodwill. At December 31, 2001, our unamortized purchased goodwill balance is approximately $630 million. We completed the impairment tests of goodwill as of January 1, 2002 as required by SFAS No. 142. In doing so we determined that our goodwill is not impaired; therefore there was no transitional impairment charge to be recorded. The following reflects net income and earnings per share adjusted to reflect the adoption of the non-amortization provisions of SFAS No. 142 as of the beginning of the respective periods:

(in millions, except per share amounts)

For the Year Ended December 31,	2001	2000	1999
Net income (loss):			
Reported net income (loss)	$(370)	$1,062	$1,083
Add back: goodwill amortization, net of tax	28	26	14
Adjusted net income (loss)	$(342)	$1,088	$1,097
Basic earnings (loss) per share:			
Reported basic earnings (loss) per share	$(0.66)	$ 1.89	$ 1.96
Add back: goodwill amortization, net of tax	0.05	0.05	0.03
Adjusted basic earnings (loss) per share	$(0.61)	$ 1.94	$ 1.99
Diluted earnings (loss) per share:			
Reported diluted earnings (loss) per share	$(0.66)	$ 1.88	$ 1.95
Add back: goodwill amortization, net of tax	0.05	0.05	0.03
Adjusted diluted earnings (loss) per share	$(0.61)	$ 1.93	$ 1.98

In August 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." This statement requires recognition of a liability for any legal obligations associated with the retirement of a tangible long-lived asset. Any such liability will be recorded at fair value when incurred and generally result in an increase to the carrying amount of the related long-lived asset. This statement will be effective for Delphi for the year ending December 31, 2003. The adoption of this statement will not have a material effect on our results of operations or financial position.

In August 2001, the FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" as well as certain provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The main objective of this statement is to resolve implementation issues related to SFAS No. 121 by clarifying certain of its provisions. SFAS No. 144 removes goodwill from the scope of SFAS No. 121 and establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities. Other provisions of the statement include more stringent requirements for classifying assets available for disposal and expanding the scope of activities that will require discontinued operations reporting. This statement is effective for Delphi in 2002. The adoption of this statement will not have a material effect on our results of operations or financial position.

Significant Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

Warranty – Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

Pension and OPEB – The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 9 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

Valuation of Long-Lived Assets and Investments – We periodically review the carrying value of our long-lived assets and investments for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Forward-Looking Statements

This report contains statements which, to the extent they are not historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. The forward-looking statements in this report are intended to be subject to the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995. Delphi is subject to various factors, risks and uncertainties, many of which are outside of our control, that could cause actual results to differ from those expressed in forward-looking statements made by us throughout this report and elsewhere. All statements contained or incorporated in this report which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, savings expected as a result of global restructuring or other initiatives, portfolio restructuring plans, volume growth, share of sales, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results) are forward-looking statements. These statements are made on the basis of management's views and assumptions; as a result, there can be no assurance that management's expectations will necessarily come to pass. Delphi does not intend or assume any obligation to update any of these forward-looking statements. Principal important factors, risks and uncertainties, which may cause actual results to differ from those expressed in such forward-looking statements, include, but are not limited to:

- The ability of our company to increase sales to customers other than GM and to achieve the labor benefits we expect from our Separation from GM.
- The ability of our company to retain GM business as we depend on GM as a customer.
- The ability of our company to continue to satisfy GM's pricing, service, technology and increasingly stringent quality and reliability requirements, which, because we are GM's largest supplier, particularly affect us.
- Potential increases in our warranty costs, including increases due to any assertions by our customers that they intend to pursue warranty claims against Delphi vigorously.
- The ability of our company to successfully implement our global restructuring plans and our planned 2002 portfolio restructuring, including with respect to our thermal business, and to achieve the benefits relating to reduced structural costs and improved earnings power that we expect from these plans.
- Our ability to enter into definitive agreements to sell or wind down our generator and instrumentation businesses and make satisfactory arrangements with respect to anti-trust matters, the labor force, customers and other due diligence matters.
- Changes in the operations, financial condition, results of operations or market share of our customers, including our largest customer, GM, or significant business partners.
- Changes in economic conditions or political stability in the markets where our company procures material, components, and supplies for the production of our principal products or where our products are produced, distributed, or sold (i.e., North America, Europe, Latin America and Asia-Pacific), including the effects of current economic problems in Asia, Brazil and other regions of Latin America, including Mexico and Argentina.
- Currency exchange rate fluctuations in the markets in which we operate, which may continue to negatively impact Delphi's operations.
- Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages, or other interruptions to or difficulties in the employment of labor in the markets where our company purchases material, components and supplies for the production of our products or where our products are produced, distributed or sold.
- Significant changes in the competitive environment in the markets where our company purchases material, components and supplies for the production of our products or where our products are produced, distributed or sold.
- Significant downturns in the automobile production rate in North America, Europe or other markets in which we operate and the cyclical nature of the automotive industry.
- The impact of possible terrorist attacks, which could exacerbate other risks to our business such as slowed automobile production or interruptions in the transportation system.
- Changes in the laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect the production, licensing, distribution or sale of our company's products, the cost thereof or applicable tax rates, including the effects of any possible new legislation such as the Transportation and Recall Enhancement Accountability and Documentation Act and associated rulemaking.
- Costs relating to legal and administrative proceedings (such as environmental, commercial, product liability and intellectual property related), including adverse judgments against Delphi if we fail to prevail in reversing such judgments, or associated with product recalls or warranty or adoption of new or updated accounting policies and practices.
- The ability of our company to generate cost savings and operational improvements in the future sufficient to offset contractually or competitively required price reductions, price reductions necessary to win additional business and increases in raw material costs.
- The ability of our company to maintain financial flexibility to make payments for pensions and other postretirement employee benefits and to implement capital expenditures, all at the levels and times planned by management.
- The ability of our company to respond to changes in technology and technological risks and to protect and assert patent and other intellectual property rights.
- The ability of our company to successfully identify, complete and integrate acquisitions and to exit non-performing businesses on satisfactory terms.
- The impact of unusual items resulting from ongoing evaluations of business strategies, asset valuations, acquisitions, divestitures and organizational structures.
- The ability of our company to absorb possible contingent liabilities including those relating to divestitures.
- Additional risk factors include our ability to provide high-quality products at competitive prices, to develop new products that meet changing consumer preferences, to meet changing vehicle manufacturer supply requirements on a timely, cost-effective basis, and the ability to respond to competitive pressures and react quickly to other major changes in the marketplace.
- Other factors, risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks from changes in currency exchange rates and certain commodity prices. In order to manage these risks, we operate a centralized hedging program that consists of entering into a variety of derivative contracts with the intent of mitigating our risk to fluctuations in exchange rates and commodity prices.

A discussion of our accounting policies for derivative instruments is included in Note 1 to our consolidated financial statements included elsewhere in this report and further disclosure is provided in Note 15 to those financial statements. We maintain risk management control systems to monitor exchange and commodity risks, and related hedge positions. Positions are monitored using a variety of analytical techniques including market value and sensitivity analysis. The following analyses are based on sensitivity tests which assume instantaneous, parallel shifts in exchange rates and commodity prices. For options and instruments with non-linear returns, appropriate models are utilized to determine the impact of shifts in rates and prices.

Currency Exchange Rate Risk

We have currency exposures related to buying, selling and financing in currencies other than the local currency in which we operate. These exposures may impact future earnings and/or operating cash flows. In some instances, we choose to reduce our exposures through financial instruments that provide offsets or limits to our exposures (hedges). Currently, our most significant currency exposures relate to the Mexican peso, Canadian dollar, euro, Japanese yen, Singapore dollar, Polish zloty and Brazilian real. As of December 31, 2001 and 2000, the net fair value liability of all financial instruments with exposure to currency risk was approximately $393 million and $395 million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 10% adverse change in quoted currency exchange rates would be approximately $20 million at December 31, 2001 and $39 million at December 31, 2000. The impact of a 10% adverse change in rates on fair value at December 31, 2001 differs from a 10% change in the net fair value liability due to the existence of hedges. The model assumes a parallel shift in currency exchange rates; however, exchange rates rarely move in the same direction. The assumption that exchange rates change in a parallel fashion may overstate the impact of changing exchange rates on assets and liabilities denominated in currencies other than the U.S. dollar.

Commodity Price Risk

Commodity swaps and option contracts are executed to offset our exposure to the potential change in prices mainly for various non-ferrous metals used in the manufacturing of automotive components. The net fair value of our contracts was a liability of approximately $21 million at December 31, 2001 and an asset of approximately $19 million as of December 31, 2000. If the price of the commodities that are being protected by our commodity swaps and options contracts changed adversely by 10%, the December 31, 2001 fair value liability of our commodity swaps and options contracts would increase by $17 million to $38 million, and the December 31, 2000 fair value asset would decrease $18 million to $1 million. The changes in the net fair value (liability) asset differ from 10% of those balances due to the relative differences between the underlying commodity prices and the prices in place in our commodity swaps and options contracts. These amounts exclude the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

Interest Rate Risk

A portion of our borrowings from third party credit sources is comprised of $2.0 billion in fixed rate term debt maturing in 2004, 2006, 2009 and 2029. We also issue commercial paper on a regular basis, in the U. S. and in Europe, to fund day-to-day capital needs. Commercial paper amounts outstanding can fluctuate significantly during the month, from $350 million early in the month to a high of $1,300 million late in the month. Our daily average outstanding balance for 2001 was $816 million. The maturities on these borrowings have been short-term with the majority maturing within 1 month. When commercial paper matures, it may be reissued at the then current market rate. Given our reliance on fixed rate borrowings to fund long-term requirements, we believe our interest rate risk exposure is limited and accordingly we have not entered into any derivative instruments to manage interest rate risk.

Responsibility for Consolidated Financial Statements

The following consolidated financial statements of Delphi were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on judgments of management.

Management is further responsible for maintaining internal control designed to provide reasonable assurance that the books and records reflect the transactions of Delphi and that established policies and procedures are carefully followed. From a stockholder's point of view, perhaps the most important feature in internal control is that it is continually reviewed for effectiveness and is augmented by written policies and guidelines, the careful selection and training of qualified personnel, and a strong program of internal audit.

Deloitte & Touche LLP, an independent audit firm, is engaged to audit the consolidated financial statements of Delphi and issue reports thereon. The audit is conducted in accordance with auditing standards generally accepted in the United States of America that comprehend the consideration of internal control and tests of transactions to the extent necessary to form an independent opinion on the financial statements prepared by management. The independent auditors' report follows this report.

The Board of Directors, through the Audit Committee (composed entirely of outside Directors) is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements. The Audit Committee selects the independent auditors and reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the General Auditor meet regularly (separately and jointly) with the Audit Committee to review the activities of each, to ensure that each is properly discharging its responsibilities, and to assess the effectiveness of internal control. Each quarter, the Audit Committee meets with management and privately with the independent auditors in advance of the public release of operating results, and filing of annual or quarterly reports with the Securities and Exchange Commission. It is management's conclusion that internal control at December 31, 2001 provides reasonable assurance that the books and records reflect the transactions of Delphi and that the businesses comply with established policies and procedures. To ensure complete independence, Deloitte & Touche LLP has full and free access to meet with the Audit Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal control, and the quality of financial reporting.

J.T. Battenberg III
Chairman, Chief Executive Officer
and President

Alan S. Dawes
Chief Financial Officer
and Executive Vice President

Paul R. Free
Chief Accounting Officer
and Controller

Deloitte & Touche

Delphi Automotive Systems Corporation:

We have audited the accompanying consolidated balance sheets of Delphi Automotive Systems Corporation ("Delphi"), as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the management of Delphi. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delphi as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Detroit, Michigan
January 16, 2002

Consolidated Statements of Income

(in millions, except per share amounts)

Year Ended December 31,	2001	2000	1999
Net sales:			
General Motors and affiliates	$17,624	$20,665	$22,302
Other customers	8,464	8,474	6,890
Total net sales	26,088	29,139	29,192
Operating expenses:			
Cost of sales, excluding items listed below	23,216	24,744	25,035
Selling, general and administrative	1,470	1,715	1,619
Depreciation and amortization	1,150	936	856
Restructuring (Note 2)	536	—	—
Acquisition-related in-process research and development (Note 3)	—	51	—
Total operating expenses	26,372	27,446	27,510
Operating income (loss)	(284)	1,693	1,682
Less interest expense	(222)	(183)	(132)
Other income (expense), net (Note 11)	(22)	157	171
Income (loss) before income taxes	(528)	1,667	1,721
Income tax expense (benefit) (Note 5)	(158)	605	638
Net income (loss)	$ (370)	$ 1,062	$ 1,083
Earnings (loss) per share (Note 1)			
Basic	$ (0.66)	$ 1.89	$ 1.96
Diluted	$ (0.66)	$ 1.88	$ 1.95

See notes to consolidated financial statements.

Consolidated Balance Sheets

(in millions) December 31,	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 757	$ 760
Accounts receivable, net:		
General Motors and affiliates	2,829	3,308
Other customers	1,778	2,050
Inventories, net (Note 4)	1,621	1,707
Deferred income taxes (Note 5)	319	569
Prepaid expenses and other	194	209
Total current assets	7,498	8,603
Long-term assets:		
Property, net (Note 6)	5,724	5,718
Deferred income taxes (Note 5)	3,152	2,043
Other	2,228	2,157
Total assets	$18,602	$18,521
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt (Note 8)	$ 1,270	$ 1,559
Accounts payable	2,779	2,871
Restructuring obligations (Note 2)	121	—
Accrued liabilities (Note 7)	1,680	1,813
Total current liabilities	5,850	6,243
Long-term liabilities:		
Long-term debt (Note 8)	2,083	1,623
Postretirement benefits other than pensions (Note 9)	4,702	4,573
Pension benefits (Note 9)	2,146	590
Other	1,509	1,726
Total liabilities	16,290	14,755
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Common stock, $0.01 par value, 1,350 million shares authorized, 565 million shares issued in 2001 and 2000	6	6
Additional paid-in capital	2,450	2,450
Retained earnings	1,343	1,869
Minimum pension liability	(830)	—
Accumulated other comprehensive income, excluding minimum pension liability	(567)	(463)
Treasury stock, at cost (4.8 million and 5.2 million shares in 2001 and 2000, respectively)	(90)	(96)
Total stockholders' equity	2,312	3,766
Total liabilities and stockholders' equity	$18,602	$18,521

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions) Year Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (370)	$ 1,062	$ 1,083
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization, excluding amortization of goodwill	1,115	905	839
Amortization of goodwill	35	31	17
Deferred income taxes	(356)	406	(55)
Venture impairments	74	—	—
Restructuring	536	—	—
Acquisition-related in-process research and development	—	51	—
Changes in operating assets and liabilities:			
Accounts receivable, net	810	238	(3,759)
Inventories, net	118	172	21
Prepaid expenses and other	39	(82)	(27)
Accounts payable	(113)	(314)	836
Restructuring obligations	(343)	—	—
Accrued liabilities	(176)	(2,091)	2,090
Other long-term liabilities	81	(25)	(2,117)
Other	(90)	(85)	(142)
Net cash provided by (used in) operating activities	1,360	268	(1,214)
Cash flows from investing activities:			
Capital expenditures	(1,057)	(1,272)	(1,200)
Cost of acquisitions, net of cash acquired	(276)	(897)	—
Other	(20)	115	145
Net cash used in investing activities	(1,353)	(2,054)	(1,055)
Cash flows from financing activities:			
Net proceeds from issuance of common stock	—	—	1,621
Net proceeds from (repayments of) borrowings under credit facilities and other debt	(335)	1,410	(81)
Net proceeds from issuance of debt securities	498	—	1,484
Dividend payments	(156)	(157)	(79)
Issuance (purchases) of treasury stock	6	(64)	(67)
Other	—	(95)	—
Net cash provided by financing activities	13	1,094	2,878
Effect of exchange rate fluctuations on cash and cash equivalents	(23)	(94)	(58)
(Decrease) increase in cash and cash equivalents	(3)	(786)	551
Cash and cash equivalents at beginning of year	760	1,546	995
Cash and cash equivalents at end of year	$ 757	$ 760	$ 1,546

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	General Motors' Net Investment	Total Stockholders' Equity
Balance at January 1, 1999	—	$—	$ —	$ —	$ (68)	$ —	$ 77	$ 9
Net income	—	—	—	1,083	—	—	—	1,083
Foreign currency translation adjustments	—	—	—	—	(256)	—	—	(256)
Total comprehensive income								827
Settlement of intracompany balances	—	—	—	—	—	—	1,541	1,541
Reclassification of General Motors' net investment	465	5	1,613	—	—	—	(1,618)	—
Issuance of common shares	100	1	1,620	—	—	—	—	1,621
Separation related adjustments (Note 9)	—	—	(629)	—	—	—	—	(629)
Net shares reacquired for employee benefit plans	—	—	(3)	—	—	(47)	—	(50)
Dividends	—	—	—	(119)	—	—	—	(119)
Balance at December 31, 1999	565	6	2,601	964	(324)	(47)	—	3,200
Net income	—	—	—	1,062	—	—	—	1,062
Foreign currency translation adjustments	—	—	—	—	(139)	—	—	(139)
Total comprehensive income								923
Separation related adjustments (Note 9)	—	—	(151)	—	—	—	—	(151)
Net shares reacquired for employee benefit plans	—	—	—	—	—	(49)	—	(49)
Dividends	—	—	—	(157)	—	—	—	(157)
Balance at December 31, 2000	565	6	2,450	1,869	(463)	(96)	—	3,766
Net loss	—	—	—	(370)	—	—	—	(370)
Foreign currency translation adjustments	—	—	—	—	(106)	—	—	(106)
Cumulative effect of accounting change related to derivatives, net of tax (Note 15)	—	—	—	—	14	—	—	14
Net change in unrecognized gain on derivative instruments, net of tax (Note 15)	—	—	—	—	(12)	—	—	(12)
Minimum pension liability adjustment, net of tax	—	—	—	—	(830)	—	—	(830)
Total comprehensive loss								(1,304)
Net shares issued for employee benefit plans	—	—	—	—	—	6	—	6
Dividends	—	—	—	(156)	—	—	—	(156)
Balance at December 31, 2001	565	$ 6	$2,450	$1,343	$(1,397)	$(90)	$ —	$ 2,312

See notes to consolidated financial statements.

1. Significant Accounting Policies

Nature of Operations – Delphi is a world-leading supplier of vehicle electronics, transportation components, integrated systems and modules. Our primary customer is General Motors Corporation ("GM") and North America and Europe are our main markets, but we are continuing to diversify our customer base and our geographic markets. We became an independent publicly held company during 1999 through an initial public offering on February 5, 1999 (the "IPO") and the distribution of Delphi's remaining shares owned by GM on May 28, 1999 (the "Spin-Off"), collectively referred to as the "Separation".

Consolidation – The consolidated financial statements include the accounts of Delphi and domestic and foreign subsidiaries that are majority-owned. Delphi's share of the earnings or losses of non-controlled affiliates, over which Delphi exercises significant influence (generally a 20% to 50% ownership interest), is included in the consolidated operating results using the equity method of accounting. All significant intercompany transactions and balances between the Delphi businesses have been eliminated.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Revenue Recognition – Delphi's revenue recognition policy is in accordance with accounting principles generally accepted in the United States of America, including the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", which requires the recognition of sales when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectibility of revenue is reasonably assured. Delphi generally records sales upon shipment of product to customers and transfer of title under standard commercial terms.

Research and Development – Delphi incurs costs in connection with research and development programs that are expected to contribute to future earnings. Such costs are charged against income as incurred. Research and development expenses were $1.7 billion for each of the years ended December 31, 2001, 2000 and 1999.

Cash and Cash Equivalents – Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of 90 days or less.

Marketable Securities – Delphi generally holds marketable securities with maturities of 90 days or less, which are classified as cash and cash equivalents for financial statement purposes. A small portion of the portfolio represents securities that are held for a period longer than 90 days. Debt securities are classified as held-to-maturity, and accordingly are recorded at cost in Delphi's consolidated financial statements. Equity securities are classified as available-for-sale and are recorded in the consolidated financial statements at market value with changes in market value included in other comprehensive income.

Allowance for Doubtful Accounts – The allowance for doubtful accounts was $89 million and $77 million as of December 31, 2001 and 2000, respectively.

Inventories – Inventories in the U.S. are stated at the lower of cost or market, as determined substantially by the last-in, first-out (LIFO) method, while inventories in countries other than the U.S., and at Delphi Delco Electronics, are stated under the first-in, first-out (FIFO) method. The FIFO value of inventories valued at LIFO amounted to approximately $633 million and $725 million at December 31, 2001 and 2000, respectively. The effect of the LIFO method of accounting was to increase operating income by $41 million in 2001, including the $7 million effect of deflation. The effect of the LIFO method of accounting was to increase Delphi's 2000 operating income by $96 million, net of the effect of inflation of $34 million. The effect of the LIFO method of accounting was to decrease operating income by $19 million in 1999, which was related to the effect of inflation and buildup of inventories related to the Year 2000.

Property – Property, plant and equipment, including some internally-developed internal use software, is recorded at cost. Major improvements that materially extend the useful life of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided based on the estimated useful lives of groups of property generally using accelerated methods, which accumulate depreciation of approximately two-thirds of the depreciable cost during the first half of the estimated useful lives. Leasehold improvements are amortized over the period of the lease or the life of the property, whichever is shorter, with the amortization applied directly to the asset account.

Special Tools – Special tools balances represent tools, dies, jigs and other items used in the manufacture of customer components. Amounts included in the consolidated balance sheet include Delphi-owned tools and costs incurred on customer-owned special tools which are subject to reimbursement, pursuant to the terms of a customer contract. Delphi-owned special tools balances are amortized over the special tool's expected life or the life of the related vehicle program, whichever is shorter. Engineering, testing and other costs incurred in the design and development of production parts are expensed as incurred, unless the costs are reimbursable, as specified in a customer contract.

Valuation of Long-Lived Assets – Delphi periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose of the assets.

Environmental Liabilities – Delphi recognizes environmental cleanup liabilities when a loss is probable and can be reasonably estimated. Such liabilities generally are not subject to insurance coverage. The cost of each environmental cleanup is estimated by engineering, financial, and legal specialists within Delphi based on current law. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that, where applicable, other potentially responsible parties ("PRPs") will be able to fulfill their commitments at the sites where Delphi may be jointly and severally liable. For closed or closing plants owned by Delphi and properties being sold, an estimated liability is typically recognized at the time the closure decision is made or sale is recorded and is based on an environmental assessment of the plant property. The process of estimating environmental cleanup liabilities is complex and dependent primarily on the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, the uncertainty as to what remedy and technology will be required and the outcome of discussions with regulatory agencies and other PRPs at multi-party sites. In future periods, new laws or regulations, advances in cleanup technologies and additional information about the ultimate cleanup remedy that is used could significantly change Delphi's estimates.

Accrued Commitments Under Loss Contracts – Management periodically evaluates the profitability of contractual commitments on a customer basis, and establishes a reserve when expected costs exceed related revenues, based upon a reasonable estimate of the costs and product pricing expected to exist over the course of the contract period. Such reserves are recorded only to the extent the total estimated losses exceed any related impairment reserves separately recognized on related long-lived assets.

Warranty – We recognize warranty reserves for products sold based on management estimates of the amount that will eventually be required to settle such obligations. This reserve is based on several factors including past experience, production changes, industry developments and various other considerations.

Postemployment Benefits and Employee Termination Benefits – Delphi's postemployment benefits primarily relate to Delphi's extended-disability benefit program in the U.S., supplemental unemployment compensation benefits and employee termination benefits, mainly pursuant to union or other contractual agreements. Extended-disability benefits are accrued on a service-driven basis and supplemental unemployment compensation benefits are accrued on an event-driven basis. Accruals for postemployment benefits represent the future cash expenditures expected during the period between the idling of affected employees and the time when such employees are redeployed, retire or otherwise terminate their employment. Discounting of these future cash expenditures is based on the nature of the obligation and the timing of the expected benefit payments. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued when management has committed to a termination plan and the benefit arrangement is communicated to affected employees.

Foreign Currency Translation – Assets and liabilities of foreign subsidiaries generally are translated to U.S. dollars at end-of-period exchange rates. The effect of translation for foreign subsidiaries is reported in a separate component of stockholders' equity. Income statement elements of foreign subsidiaries are translated to U.S. dollars at average-period exchange rates. The effect of remeasurement of assets and liabilities of foreign subsidiaries that use the U.S. dollar as their functional currency is included in income. Also included in income are gains and losses arising from transactions denominated in a currency other than the functional currency of a particular entity. Net transaction gains and losses, as described above, decreased the net loss by $7 million in 2001 and decreased net income by $4 million and $7 million during 2000 and 1999, respectively.

Stock-Based Compensation – As allowed under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," Delphi accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Required pro forma disclosures are included in Note 12.

Derivative Financial Instruments – Effective January 1, 2001, Delphi adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes.

Delphi manages its exposure to fluctuations in foreign exchange rates, interest rates and certain commodity prices by entering into a variety of forward contracts, options and swaps with various counterparties. Such financial exposures are managed in accordance with Delphi's corporate policies and procedures. Delphi does not enter into derivative transactions for trading purposes.

As part of the hedging program approval process, Delphi management representatives are required to identify the specific financial risk which the derivative transaction will minimize, the appropriate hedging instrument to be used to reduce the risk and the correlation between the financial risk and the hedging instrument. Purchase orders, letters of intent, capital planning forecasts and historical data are used as the basis for determining the anticipated values of the transactions to be hedged. Delphi does not enter into derivative transactions that do not have a correlation with the underlying financial risk. The hedge positions entered into by Delphi, as well as the correlation between the transaction risks and the hedging instruments, are reviewed by Delphi management on an ongoing basis.

Foreign exchange forward and option contracts are accounted for as hedges to the extent they are designated, and are effective, as hedges of firm or forecasted foreign currency commitments. All other foreign exchange contracts are marked to market on a current basis. Commodity swaps and options are accounted for as hedges to the extent they are designated, and are effective, as hedges of firm or anticipated commodity purchase contracts. All other commodity derivative contracts are marked to market on a current basis. Since Delphi has the discretion to settle these transactions either in cash or by taking physical delivery, these contracts are not considered financial instruments for accounting purposes. At December 31, 2001 and 2000, Delphi's exposure to movements in interest rates was not significant and Delphi had not entered into any derivative instruments to manage interest rate risk or minimize interest expense.

Earnings Per Share – The historical basic earnings per share amounts were computed using weighted average shares outstanding for each respective year. Diluted earnings per share also reflects the weighted average impact from the date of issuance of all potentially dilutive securities during the years presented unless the inclusion would have an antidilutive effect. Diluted shares outstanding include the impact of dilutive securities issued concurrent with the IPO in February 1999 and stock options issued in connection with the concurrent cancellation of GM stock options held by Delphi employees at the date of the Spin-Off.

Weighted average shares outstanding used in calculating historical basic and diluted earnings per share were:

(in thousands)

Year Ended December 31,	2001	2000	1999
Weighted average shares outstanding	560,041	560,968	552,771
Effect of dilutive securities	—	2,600	1,862
Diluted shares outstanding	560,041	563,568	554,633

If the 100 million shares issued in the IPO were assumed to be outstanding since January 1, 1999, the basic and diluted weighted average shares outstanding would have been 564 and 566 million, respectively, during the year ended December 31, 1999. On this basis, basic and diluted earnings per share would have been $1.92 and $1.91, respectively, for the year ended December 31, 1999.

Recently Issued Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." As required by SFAS No. 142, purchased goodwill will no longer be amortized and will be subject to impairment tests at least annually. We adopted SFAS No. 142 effective January 1, 2002 and stopped the amortization of purchased goodwill. At December 31, 2001, our unamortized purchased goodwill balance is approximately $630 million. We completed the impairment tests of goodwill as of January 1, 2002 as required by SFAS No. 142. In doing so we determined that our goodwill is not impaired; therefore there was no transitional impairment charge to be recorded. The following reflects net income and earnings per share adjusted to reflect the adoption of the non-amortization provisions of SFAS No. 142 as of the beginning of the respective periods:

(in millions, except per share amounts) For the Year Ended December 31,	2001	2000	1999
Net income (loss):			
Reported net income (loss)	$ (370)	$1,062	$1,083
Add back: goodwill amortization, net of tax	28	26	14
Adjusted net income (loss)	$ (342)	$1,088	$1,097
Basic earnings (loss) per share:			
Reported basic earnings (loss) per share	$ (0.66)	$ 1.89	$ 1.96
Add back: goodwill amortization, net of tax	0.05	0.05	0.03
Adjusted basic earnings (loss) per share	$ (0.61)	$ 1.94	$ 1.99
Diluted earnings (loss) per share:			
Reported diluted earnings (loss) per share	$ (0.66)	$ 1.88	$ 1.95
Add back: goodwill amortization, net of tax	0.05	0.05	0.03
Adjusted diluted earnings (loss) per share	$ (0.61)	$ 1.93	$ 1.98

Upon Delphi's adoption of SFAS No. 142 on January 1, 2002, we reevaluated our intangible assets and determined that their remaining useful lives are appropriate.

Reclassifications – Certain prior year amounts have been reclassified to conform with the 2001 presentation.

2. Restructuring and Impairment Charges

In the first quarter of 2001, Delphi approved plans to sell, close or consolidate nine plants, downsize the workforce at more than 40 other facilities and exit selected products by the first quarter of 2002. We also recorded an impairment loss related to certain long-lived assets at impacted sites and certain investments in joint ventures. As a result of these actions, we recorded a total charge of $617 million ($404 million after-tax) in the first quarter of 2001.

The restructuring charge of $536 million included $492 million of employee costs (including postemployment benefits and special termination pension and postretirement benefits) and $44 million in other exit costs (principally lease termination and contract cancellation payments). The plans entail the elimination of approximately 11,500 positions worldwide, comprised of 5,600 U.S. hourly employees, 2,000 U.S. salaried employees, and 3,900 employees in non-U.S. locations. During the first quarter, employees at impacted locations were informed of the restructuring initiatives. We have communicated benefits available to them under applicable benefit plans or related contractual provisions. Affected employees have left or will leave Delphi using a mixture of voluntary and involuntary separation programs, early retirements, social plan programs and layoffs. As of December 31, 2001, approximately 10,100 employees had been separated under the plans including 4,250 U.S hourly employees, 1,950 U.S. salaried employees and 3,900 non-U.S. employees. The majority of these have been through various separation programs. We expect the remaining 1,400 employees to separate during the first quarter of 2002. The employee cost component for the U.S. hourly plans recorded in the first quarter of 2001 included accruals required by SFAS No. 112, "Employer's Accounting for Postemployment Benefits." These accruals were based upon certain assumptions regarding the status and seniority of affected individuals, as well as the time frame and the duration of the layoffs prior to final separation. Although our actual experience on a plant-by-plant basis has varied from our original assumptions, our overall estimates regarding the total number of employees impacted and related costs remain appropriate.

Of the $536 million restructuring charge, we expect to pay approximately $463 million in cash; the balance consists primarily of special termination pension and postretirement benefits. We made payments of $321 million related to employee costs and $22 million related to other exit costs in 2001. Non-cash charges in 2001 were $72 million, with $62 million for special termination pension and postretirement benefits, and the balance for currency translation.

In the first quarter of 2001, we evaluated the carrying value of the long-lived assets at each site impacted by the restructuring plans for impairment, and recorded impairment losses of $63 million. The impairment losses, primarily related to machinery and equipment held for use in the Safety, Thermal and Electrical Architecture sector, were recorded in depreciation and amortization.

In addition, in the first quarter of 2001, we recorded impairment charges of $18 million related to permanent declines in the value of our investments in certain joint ventures, included in other income (expense), net.

In the fourth quarter of 2001, we entered into a non-binding letter of intent to sell our generator business, part of our Dynamics & Propulsion sector, and consequently classified the related assets as held for sale. We recorded a charge to depreciation and amortization of $56 million ($36 million after-tax) to write-down fixed assets, principally machinery and equipment, to net realizable value. Also, we recorded a charge to cost of sales of $138 million ($89 million after-tax). This charge was comprised of $96 million to write-down inventory in the business to net realizable value, $38 million for contractually required payments (primarily employee related) and $4 million to write down other assets. Our generator business had annual sales of approximately $500 million in 2001.

In addition, in the fourth quarter of 2001, we recorded an impairment charge of $9 million related primarily to the machinery and equipment held for use in the Electronics & Mobile Communications sector. This equipment is used by one of our product lines located in Argentina, which has been impacted by recent macroeconomic developments. We also recorded a charge of $52 million related to permanent declines in the gross value of our investments in certain offshore joint ventures. These impairment charges, which aggregated $61 million, were included in depreciation and amortization and other income (expense), net.

3. Acquisitions

Delphi Mechatronic Systems

In March 2001, Delphi acquired substantially all of the assets and assumed certain liabilities of Eaton Corporation's Vehicle Switch/Electronics Division, now Delphi Mechatronic Systems, for approximately $0.3 billion. Delphi Mechatronic Systems is a global producer of electromechanical switches, mechatronic modules and body electronics for the light vehicle industry with 2000 sales of $320 million, primarily in North America and Europe. Delphi Mechatronic Systems' technology, complemented by our extensive electrical and electronic integration capabilities, will enable us to offer customers new solutions in modular cockpits, doors and overhead systems. The Delphi Mechatronic Systems acquisition supports our goals of enhancing our technology, diversifying our customer base and geographic footprint, and leveraging our system integration capabilities. The acquisition has been accounted for using the purchase method of accounting and therefore, the purchase price has been preliminarily allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of Delphi Mechatronic Systems are included in our consolidated financial statements from the acquisition date. The $112 million of excess consideration given over the estimated fair value of net assets acquired has been recorded as goodwill and was amortized based on a 20-year life through December 31, 2001.

The purchase price and related allocations for these acquisitions are preliminary and may be revised up to one year from the date of acquisition. Delphi can provide no assurances as to whether any revisions to the preliminary purchase price and related allocation will be material. Adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreement, and revisions of preliminary estimates of fair values made at the date of purchase. We are evaluating how the acquired operations will be integrated into our overall business strategy and are in the process of developing a plan for restructuring certain of those operations. It is possible that our integration plan, when finalized, will impact the preliminary purchase price allocation. We discontinued the amortization of goodwill on January 1, 2002 when we adopted the provisions of SFAS No. 142, as discussed in Note 1.

Delphi Connection Systems-Specialty Electronics

In June 2001, we purchased Specialty Electronics, Inc., now Delphi Connection Systems-Specialty Electronics, for approximately $22 million. The acquisition was accounted for under the purchase method of accounting and the results of operations are included in our consolidated financial statements from the date of the acquisition. Delphi Connection Systems-Specialty Electronics is a provider of electronic connector products and customized interconnect solutions to the telecommunications, computer, industrial electronics, medical and automotive markets, which complements Delphi's strategic expansion into new markets.

Delphi Integrated Service Solutions

In October 2001, Delphi acquired Automotive Technical Resources, Inc., for a purchase price of $15 million. The business is operated as part of Delphi's aftermarket operations in a new business unit, Delphi Integrated Service Solutions. The acquisition was accounted for under the purchase method of accounting and the results of operations are included in our consolidated financial statements from the date of acquisition. Delphi intends to provide comprehensive service support to increase service technician and shop efficiencies through advanced technologies, including Delphi Solutions series products, Internet enabled hand-held units that allow shop technicians to remotely access diagnostic information, technical data and training at the vehicle on a just-in-time basis.

Delphi Lockheed Automotive

In February 2000, Delphi purchased Automotive Products Distribution Services, now Delphi Lockheed Automotive, for $63 million. Delphi Lockheed Automotive is a leading European distributor of automotive aftermarket products for passenger cars and commercial vehicles.

Delphi Diesel Systems

In January 2000, Delphi purchased Lucas Diesel Systems, now Delphi Diesel Systems, for $0.8 billion, net of cash acquired. Delphi Diesel Systems is one of the world's largest producers of diesel fuel-injection systems for light, medium and heavy-duty vehicles. In connection with this acquisition, Delphi recognized a one-time, non-cash charge to earnings of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development that had not reached technological feasibility and had no future alternative use. The acquisition-related in-process research and development primarily related to development of the diesel fuel injector common rail technology for light, medium and heavy-duty vehicles. The fair value of acquisition-related in-process research and development was determined using the income approach. The income approach measures the current value of an asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. The discount rates used in calculating the present value of the components of the project ranged from 17% to 20%. At the valuation date, there were components of the project at various stages of completion ranging from approximately 30% to 85%. Such components are anticipated to be completed at varying times through 2007 at an estimated cost of approximately $54 million. As of December 31, 2001 and 2000, the project components were at various stages of completion ranging from approximately 60% to 100% and 42% to 100%, respectively.

The pro forma effects of these acquisitions would not be materially different from reported results.

4. Inventories, Net

Inventories, net consisted of:

(in millions)

December 31,	2001	2000
Productive material, work-in-process and supplies	$1,563	$1,689
Finished goods	313	314
Total inventories at FIFO	1,876	2,003
Less allowance to adjust the carrying value of certain inventories to LIFO	(255)	(296)
Total inventories, net	$1,621	$1,707

At December 31, 2001, inventories, net include inventories related to Delphi Mechatronic Systems and Delphi Connection Systems-Specialty Electronics of $34 million.

5. Income Taxes

Income (loss) before income taxes for U.S. and non-U.S. operations was:

(in millions)

Year Ended December 31,	2001	2000	1999
U.S. income (loss)	$(656)	$1,320	$1,349
Non-U.S. income	128	347	372
Total	$(528)	$1,667	$1,721

The provision (benefit) for income taxes was:

(in millions) Year Ended December 31,	2001	2000	1999
Current income tax expense (benefit), net			
U.S. federal	$ 73	$ 92	$ 43
Non-U.S.	59	84	112
U.S. state and local	(1)	(17)	10
Total current income tax expense	131	159	165
Deferred income tax expense (benefit), net			
U.S. federal	(267)	383	434
Non-U.S.	(10)	20	12
U.S. state and local	(10)	48	33
Total deferred	(287)	451	479
Investment tax credits	(2)	(5)	(6)
Total income tax provision (benefit)	$(158)	$605	$638

A reconciliation of the provision (benefit) for income taxes compared with the amounts at the U.S. federal statutory rate was:

(in millions) Year Ended December 31,	2001	2000	1999
Tax at U.S. federal statutory income tax rate	$(185)	$583	$602
U.S. state and local income taxes	(11)	41	43
New York State investment tax credits	—	(10)	—
Non-U.S. income taxed at other rates	3	(17)	(6)
Research and experimentation credits	(63)	(57)	(61)
Other adjustments	98	65	60
Total income tax provision (benefit)	$(158)	$605	$638

Deferred income tax assets and liabilities for 2001 and 2000 reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws.

Temporary differences that gave rise to deferred tax assets and liabilities included:

(in millions) December 31,	2001		2000	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Other postretirement benefits	$1,940	$ —	$1,879	$ —
Pension benefits	451	31	—	128
Other employee benefits	152	23	219	—
Depreciation	59	169	—	54
Tax on unremitted profits	—	172	—	161
U.S. state and local taxes	184	29	133	—
Net operating loss carryforwards	589	—	376	—
General business credit carryforwards	190	—	117	—
Other U.S	417	69	290	—
Other non-U.S.	54	54	3	43
Total	4,036	547	3,017	386
Valuation allowances	(161)	—	(138)	—
Total deferred taxes	$3,875	$547	$2,879	$386

Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Although realization is not assured, management believes that it is more likely than not that the net deferred tax assets will be realized.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examination of prior year tax returns; however, income tax accruals in the consolidated balance sheets reflect that GM agreed to indemnify Delphi, excluding Delphi Delco Electronics, for assessments related to tax returns for years prior to 1999. This agreement was obtained as part of the Master Separation Agreement dated as of January 1, 1999 between GM and Delphi pursuant to which the assets and liabilities of the Delphi business sector were transferred to Delphi (the "Separation Agreement").

Delphi has deferred tax assets for net operating loss carryforwards of $453 million, net of a valuation allowance of $136 million. Of this amount, $357 million is related to the U.S. and expires in 2020 and 2021. The remainder of this amount relates to foreign tax jurisdictions with expiration dates ranging from one year to indefinite.

Provisions are made for estimated U.S. and non-U.S. income taxes, less available tax credits and deductions, which may be incurred on the remittance of Delphi's share of subsidiaries' undistributed earnings not deemed to be indefinitely reinvested.

Cash paid for income taxes was $116 million, $95 million and $173 million in 2001, 2000 and 1999, respectively.

6. Property, Net

Property, net consisted of:

(in millions)	Estimated Useful Lives (Years)	December 31, 2001	December 31, 2000
Land	—	$ 71	$ 70
Land and leasehold improvements	3-30	231	224
Buildings	29-45	2,108	2,075
Machinery, equipment and tooling	3-30	10,959	10,453
Furniture and office equipment	3-20	416	347
Construction in progress	—	915	908
Total		14,700	14,077
Less: accumulated depreciation and amortization		(8,976)	(8,359)
Total property, net		$ 5,724	$ 5,718

Machinery, equipment and tooling at December 31, 2001 and 2000 included approximately $338 million and $358 million in Delphi-owned special tools. In addition, the consolidated balance sheets include costs incurred on customer-owned special tools subject to reimbursement by customers of approximately $223 million and $177 million as of December 31, 2001 and 2000.

Losses related to the valuation of long-lived assets held for use were charged to depreciation and amortization in the amounts of $128 million, $13 million and $28 million in 2001, 2000 and 1999, respectively. See Note 2 for discussion of asset impairments recorded in conjunction with the restructuring and impairment charges recorded in 2001.

7. Accrued Liabilities

Accrued liabilities consisted of:

(in millions) December 31,	2001	2000
Payroll related obligations	$ 207	$ 211
Employee benefits	398	347
Income taxes payable	86	78
Taxes other than income	172	167
Separation related obligation	150	247
Other	667	763
Total	$1,680	$1,813

8. Debt

Debt is summarized as follows:

(in millions)

December 31,	2001	2000
Bank lines of credit	$ —	$ 95
Commercial paper program	1,087	1,191
6.125%, unsecured notes, due 2004	500	500
6.55%, unsecured notes, due 2006	499	—
6.50%, unsecured notes, due 2009	498	497
7.125%, debentures, due 2029	496	496
Other	273	403
Total debt	3,353	3,182
Less: current portion	(1,270)	(1,559)
Long-term debt	$ 2,083	$ 1,623

Delphi has approximately $165 million available under uncommitted lines of credit. Interest rates under these lines of credit are determined at the time of borrowing based on the underlying bank rates. Borrowings under the lines are generally due within 180 days and are classified as short-term debt in the consolidated balance sheet. As of December 31, 2001, no amount was outstanding under uncommitted lines of credit. As of December 31, 2000, $95 million was outstanding under uncommitted lines of credit with an average interest rate of 7.1%.

Delphi maintains worldwide commercial paper programs providing up to $2.5 billion of borrowing ability. Interest rates under these programs are determined based on the prevailing market rates at the time of issuing commercial paper. Borrowings under these programs are for a maximum of 365 days and are classified as short-term debt in the consolidated balance sheet. As of December 31, 2001, $1.1 billion was outstanding under the commercial paper program with an average interest rate of 3.3%. As of December 31, 2000, $1.2 billion was outstanding under the commercial paper program with an average interest rate of 6.6%.

Delphi has outstanding publicly held unsecured term debt securities totaling approximately $2.0 billion. The debt securities consist of $500 million of securities bearing interest at 6.125% and maturing on May 1, 2004, $500 million of securities bearing interest at 6.55% and maturing on June 15, 2006, $500 million of securities bearing interest at 6.50% and maturing on May 1, 2009 and $500 million of securities bearing interest at 7.125% and maturing on May 1, 2029. Interest on $1.5 billion of these debt securities is payable semi-annually on May 1 and November 1, with interest on the remaining $500 million payable June 15 and December 15 of each year. None of the debt securities have sinking fund requirements. The securities are all redeemable, in whole or in part, at the option of Delphi.

Delphi has two financing arrangements with a syndicate of lenders providing for an aggregate of $3.0 billion in available revolving credit facilities (the "Credit Facilities"), subject to certain limitations. The terms of the Credit Facilities provide for a five-year revolving credit facility in the amount of $1.5 billion, which expires June 2005, and a 364-day revolving credit facility, also in the amount of $1.5 billion, which expires June 2002. The Credit Facilities provide that the interest rate is based, at Delphi's option, on either an Alternate Base Rate (higher of prime or federal funds effective rate plus one-half of 1%) or a eurodollar interest rate, plus a margin. In addition to interest payments, Delphi is obligated to pay certain facility fees of 0.125% and 0.1% for the five-year and the 364-day revolving credit facility, respectively. The Credit Facilities also contain certain affirmative and negative covenants including, among others, requirements for maintaining certain leverage and indebtedness ratios. Delphi was in compliance with all covenant arrangements throughout the year. As of December 31, 2001 and 2000, there were no outstanding amounts under the Credit Facilities.

As of December 31, 2001 and 2000, Delphi also had certain other debt outstanding of approximately $273 million and $403 million, respectively, principally at certain international subsidiaries.

Cash paid for interest totaled $219 million, $182 million and $114 million in 2001, 2000 and 1999, respectively.

The principal maturities of debt, net of applicable discount and issuance costs, for the five years subsequent to 2001 are as follows:

(in millions)

Year	Maturities
2002	$1,270
2003	21
2004	553
2005	9
2006	504
Thereafter	996
Total	$3,353

9. Pension and Other Postretirement Benefits

Pension plans covering unionized employees in the U.S. generally provide benefits of negotiated stated amounts for each year of service, as well as supplemental benefits for employees who qualify for retirement before normal retirement age. The benefits provided by the plans covering U.S. salaried employees are generally based on years of service and salary history. Certain Delphi employees also participate in nonqualified pension plans covering executives, which are unfunded. Such plans are based on targeted wage replacement percentages, and are generally not significant to Delphi. Delphi's funding policy with respect to its qualified plans is to contribute annually, not less than the minimum required by applicable laws and regulations.

The 2001 and 2000 amounts shown below reflect the defined benefit pension and other postretirement benefit obligations for U.S. salaried and hourly employees.

	Pension Benefits		Other Postretirement Benefits	
(in millions)	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 7,042	$6,196	$ 4,283	$ 3,779
Service cost	256	261	140	146
Interest cost	542	477	332	292
Actuarial (gains) losses	601	(63)	719	89
Benefits paid	(144)	(37)	(28)	(7)
Plan amendments and other	147	44	15	—
Impact of Separation Agreement and other	—	164	(26)	(16)
Benefit obligation at end of year	8,444	7,042	5,435	4,283
Change in plan assets:				
Fair value of plan assets at beginning of year	6,740	5,296	—	—
Actual return on plan assets	(445)	(53)	—	—
Contributions	—	1,125	28	7
Benefits paid	(144)	(37)	(28)	(7)
Impact of Separation Agreement and other	(74)	409	—	—
Fair value of plan assets at end of year	6,077	6,740	—	—
Underfunded status	(2,367)	(302)	(5,435)	(4,283)
Unamortized actuarial loss (gain)	1,596	(155)	430	(318)
Unamortized prior service cost	822	830	—	(9)
Net amount recognized in consolidated balance sheets	$ 51	$ 373	$(5,005)	$(4,610)
Amounts recognized in the consolidated balance sheets consist of:				
Long-term prepaid benefit cost	$ —	$ 534	$ —	$ —
Accrued benefit liability	(2,046)	(487)	(5,005)	(4,610)
Intangible asset	827	326	—	—
Accumulated other comprehensive income (pre-tax)	1,270	—	—	—
Net amount recognized	$ 51	$ 373	$(5,005)	$(4,610)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for U. S. pension plans with accumulated benefit obligations in excess of plan assets were $8.4 billion, $8.1 billion and $6.1 billion, respectively, as of December 31, 2001 and $4.8 billion, $4.7 billion and $4.3 billion, respectively, as of December 31, 2000.

Certain of Delphi's non-U.S. subsidiaries also sponsor defined benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-U.S. plans with plan assets in excess of accumulated benefits were $372 million, $288 million, and $334 million, respectively, as of December 31, 2001, and $461 million, $391 million, and $566 million, respectively, as of December 31, 2000. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-U.S. plans with accumulated benefits in excess of plan assets were $278 million, $253 million, and $149 million, respectively, as of December 31, 2001 and $119 million, $102 million and $7 million, respectively, as of December 31, 2000. Other comprehensive income at December 31, 2001 includes a $44 million pre-tax minimum pension liability adjustment relating to non-U.S. pension plans. Certain of Delphi's non-U.S. subsidiaries have other postretirement benefit plans, although most participants are covered by government sponsored or administered programs. The annual cost of such pension and other postretirement benefit plans was generally not significant to Delphi.

In 2001, global capital market developments resulted in negative returns on Delphi's pension funds and a decline in the discount rate used to estimate the pension liability. As a result, we were required to adjust the minimum pension liability recorded in our consolidated balance sheet for both U. S. and non-U.S. plans. The effect of this adjustment was to increase pension liabilities by $1.8 billion, increase intangible assets by $0.5 billion, increase deferred income tax assets by $0.5 billion, and increase accumulated other comprehensive loss by $0.8 billion. Because these adjustments were non-cash, their effect has been excluded from the accompanying consolidated statement of cash flows.

Benefit costs presented below were determined based on actuarial methods and included the following components for U.S. salaried and hourly employees:

(in millions)	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$ 256	$ 261	$ 212	$140	$146	$180
Interest cost	542	477	342	332	292	310
Expected return on plan assets	(707)	(626)	(439)	—	—	—
Net amortization and other	142	52	38	(11)	(16)	(12)
Net periodic benefit cost	$ 233	$ 164	$ 153	$461	$422	$478

Delphi participated in GM's U.S. defined benefit pension plans for U.S. hourly employees until May 28, 1999. GM charged Delphi approximately $98 million in 1999 related to Delphi U.S. hourly employees.

Effective May 28, 1999, pension and other postretirement benefit obligations relating to certain U.S. hourly employees were assumed by Delphi. However, under the terms of the Separation Agreement, including the effects resulting from the completion of required labor negotiations, Delphi hourly employees who retired on or before January 1, 2000 were treated as GM retirees for purposes of pension and other postretirement benefit obligations. Delphi assumed pension and other postretirement benefit obligations for U.S. hourly employees who retire after January 1, 2000.

In accordance with the terms of the Separation Agreement, Delphi also assumed an obligation to GM for pension and other postretirement benefits for U.S. hourly employees who retired after the Separation but on or before a specified retirement date and accordingly, were treated as GM retirees. Under the Separation Agreement, this obligation was subject to a contingency provision to the extent certain terms negotiated on behalf of U.S. hourly represented employees and the actual number of Delphi U.S. hourly employees who retired, differed from the terms and number of retirements assumed at the time of Separation. Certain changes in assumptions, primarily as a result of both an extension of the specified retirement date to January 1, 2000 and a higher than anticipated number of retirements, did subsequently occur. Accordingly, an adjustment to GM's initial investment in Delphi of $0.8 billion was recorded in 1999 and 2000. This adjustment was based upon Delphi's best estimate of the ultimate resolution of this contingency given the facts available within one year of the Separation.

Separately, we entered into an agreement with GM in September 2000, resolving certain issues, related primarily to changes in assumptions for employee benefit obligations, as well as certain pre-Separation warranty claims. The portion of such settlement related to employee benefit assumptions was accounted for as a change in actuarial assumptions. Such agreement increased our Separation related obligation to GM by approximately $0.2 billion.

National union negotiations also resulted in some of our hourly employees in the U.S. being provided with certain opportunities to transfer to GM as appropriate job openings become available at GM and GM employees in the U.S. having similar opportunities to transfer to our company to the extent job openings become available at our company. The company to which the employee transfers will be responsible for OPEB obligations. An agreement with GM provides for a mechanism for determining a cash settlement amount for OPEB obligations associated with employees that transfer between our company and GM.

The principal assumptions used to determine the pension and other postretirement expense and the actuarial value of the projected benefit obligation for the U.S. pension plan and postretirement plans were:

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Weighted-average discount rate	7.25%	7.75%	7.75%	7.50%	7.75%	7.75%
Weighted-average rate of increase in compensation levels	5%	5%	5%	4%	4%	4%
Expected long-term rate of return on plan assets	10%	10%	10%	N/A	N/A	N/A

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease on a gradual basis through 2006, to the ultimate weighted-average trend rate of 5.0%.

A one percentage point increase in the assumed health care trend rate would have increased the aggregate service and interest cost components of other postretirement benefit expense for 2001 by $83 million, and would have increased the related accumulated postretirement benefit obligation by $854 million.

Delphi has disclosed herein certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "costs" or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Delphi does not conclude or otherwise acknowledge that such amounts or its existing postretirement benefit plans, other than pensions, represent legally enforceable liabilities of Delphi.

10. Commitments and Contingencies

Delphi is from time to time subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, breach of contracts, product warranties, intellectual property matters, employment-related matters and environmental matters. With respect to environmental matters, Delphi has received notices that it is a PRP in proceedings at various sites, including the Tremont City Landfill Site located in Tremont, Ohio. With respect to warranty matters, as previously disclosed, a few customers have advised Delphi that they intend to pursue warranty claims vigorously. In particular, although we settled certain pre-Separation warranty claims with GM in September 2000, GM continued to assert pre-Separation warranty claims, which we challenged. In the fourth quarter, we resolved many of these claims with GM and believe the remainder of known pre-Separation warranty claims are adequately covered by customer credits or commercial defenses. Accordingly, although we cannot assure you that the future costs of warranty claims by GM or other customers will not be material, we believe our established reserves are adequate to cover pre-Separation and post-Separation warranty claims. However, the final amounts determined to be due related to these matters could differ materially from recorded estimates.

Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. After discussions with counsel, it is the opinion of management that the outcome of such matters will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of Delphi.

In November 2000, a federal district court jury awarded a former supplier to Delphi approximately $32 million in connection with a commercial dispute. Delphi and the supplier filed post trial motions seeking a directed verdict, and Delphi also sought a new trial. In February 2001, the district court denied all parties' motions. Both parties have filed notices of appeal and briefs with the Ninth Circuit Court of Appeals. We plan to vigorously appeal the district court's judgment. While legal proceedings are subject to inherent uncertainty, we believe we have valid grounds for appeal, and it is possible that the existing judgment could be substantially altered or eliminated by the appellate court. Consequently, in the opinion of management and counsel, it is not possible to estimate the outcome of such uncertainty at this time. Delphi will record a provision for any legal judgment, if and at the time that management and counsel conclude a loss is probable.

In the normal course of business, we extend credit on open account to our customers. From time to time, we also invest in joint ventures with a variety of business partners. Although Delphi is affected by the financial well-being of the automotive industry as a whole, we believe that our risk associated with trade receivables and recoverability of investments in our joint ventures is mitigated by our customer base and ongoing control procedures to monitor the creditworthiness of customers and viability of joint venture business partners. As part of our ongoing procedures, we regularly review our joint venture investments for potential impairments or permanent declines in value. During 2001, we recorded charges of $70 million related to the aggregate decline in the value of certain investments. These charges have been included in other income (expense), net.

In November 2000, one customer/business partner entered into corporate reorganization proceedings in Korea. As a result of the reorganization, this customer/business partner's obligations to its suppliers prior to November 2000 were legally frozen. The terms and conditions of repayment for these frozen amounts will be determined by the reorganization plan. In addition, in September 2001 this customer/business partner entered into a non-binding memorandum of understanding with a third party relating to forming a new company, which would purchase selected assets and businesses of this customer/business partner and would assume a portion of the liabilities, but which also proposes to pay less than the full value to the suppliers. Delphi's balance sheet as of December 31, 2001 includes approximately $16 million of accounts receivable from this customer/business partner, primarily in the U.S. and Europe, related to shipments prior to November 2000. We are actively seeking repayment of these amounts, which we continue to believe are collectible. At December 31, 2001, we also have investments, generally through a 50% voting interest but non-controlling, in several joint ventures which sell to this customer/business partner. At December 31, 2001, we have investments of approximately $106 million in these joint ventures. Total receivables of the joint ventures due from this customer/business partner were $205 million at December 31, 2001. Based upon the recent events, we are continuing to work with the joint ventures to facilitate their ongoing operations and continue to believe that our investments as of December 31, 2001 are recoverable and intend to pursue the full amount of such recovery. However, due to assertions by the customer/business partner that it cannot pay supplier claims in full and the significant uncertainty surrounding the outcome of the reorganization as well as the memorandum of understanding discussed above, the impact on our future results of operations and financial condition could differ materially from currently recorded estimates.

On a worldwide basis, Delphi has a concentration of employees working under union collective bargaining agreements representing approximately 93% of its hourly workforce. Certain suppliers and customers of Delphi also have union represented work forces. Future work stoppages by Delphi employees or employees of Delphi's suppliers or customers could disrupt Delphi's production of automotive components and systems.

Rental expense totaled $164 million, $141 million and $134 million for the years ended December 31, 2001, 2000 and 1999, respectively. Delphi's operating leases primarily relate to buildings and equipment, certain of which include purchase options of approximately $149 million and residual value guarantees of approximately $132 million. As of December 31, 2001, Delphi had minimum lease commitments under noncancelable operating leases totaling $544 million, which become due as follows:

(in millions)

Year	Minimum Future Lease Commitments
2002	$123
2003	110
2004	88
2005	75
2006	61
Thereafter	87
Total	$544

11. Other Income (Expense), Net

Other income (expense), net included:

(in millions)

Year Ended December 31,	2001	2000	1999
Claims and commissions	$ 36	$ 65	$ 80
Interest income	33	48	96
Earnings of non-consolidated affiliates	54	87	44
Impairment charges	(70)	—	—
Other, net	(75)	(43)	(49)
Other income (expense), net	$(22)	$157	$171

12. Stock Incentive Plans

Delphi has several plans under which it issues stock options and restricted stock units. As of December 31, 2001, there were 60 million shares available for future grants under the terms of Delphi's stock option and incentive plans. Options generally vest over two to three years and expire ten years from the grant date. Stock options granted during 2001 are exercisable at prices equal to the fair market value of Delphi common stock on the dates the options were granted; accordingly, no compensation expense has been recognized for the stock options granted. During 1999, Delphi awarded approximately 3 million restricted stock units to employees at a weighted average fair market value of $17. Compensation expense related to restricted stock unit awards is being recognized over the vesting period. Concurrent with the Spin-Off, all outstanding options for GM shares previously granted to Delphi employees were converted to equivalent stock options on Delphi common stock, subject to the terms of the Separation Agreement.

The following summarizes information relative to stock options:

	Stock Options	Weighted Average Exercise Price
	(in thousands)	
Conversion of GM options	14,736	$12.89
Granted	26,349	$19.03
Exercised	(112)	$11.92
Canceled	(466)	$18.25
Outstanding as of December 31, 1999	40,507	$16.82
Granted	17,721	$17.13
Exercised	(544)	$12.82
Canceled	(769)	$17.56
Outstanding as of December 31, 2000	56,915	$16.94
Granted	21,912	$11.89
Exercised	(453)	$11.56
Canceled	(4,285)	$17.10
Outstanding as of December 31, 2001	74,089	$15.42

The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2001:

Range of Exercise Prices	Outstanding Stock Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$ 4.00-$10.00	851	2.5	$ 8.83	851	$ 8.83
$10.01-$20.00	68,760	7.6	$15.16	30,357	$16.24
$20.01-$30.00	4,478	7.0	$20.64	4,425	$20.64
	74,089		$15.42	35,633	$16.61

If we accounted for stock-based compensation using the fair value method consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", our net income (loss) and diluted earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

Year Ended December 31,	2001	2000	1999
As reported:			
Net income (loss) (in millions)	$(370)	$1,062	$1,083
Earnings (loss) per share	(0.66)	1.88	1.95
Pro forma:			
Net income (loss) (in millions)	$(437)	$ 981	$1,038
Earnings (loss) per share	(0.78)	1.74	1.87

The weighted average fair value of stock options granted was $4.13, $5.88 and $6.14 during 2001, 2000 and 1999, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Expected volatility	39.7%	36.6%	29.9%
Risk-free interest rate	4.4%	5.1%	6.5%
Expected life (years)	5.0	5.0	5.0
Dividend yield	2.0%	1.8%	1.6%

13. Segment Reporting

Delphi's operating segments ("product sectors") are Electronics & Mobile Communication; Safety, Thermal & Electrical Architecture; and Dynamics & Propulsion. The Electronics & Mobile Communication product sector supplies various electronic products, as well as audio and communication systems for vehicles. The Safety, Thermal & Electrical Architecture product sector offers a wide range of products relating to the vehicle interior, powertrain cooling systems and climate control systems. In addition, this sector produces wiring harnesses and connectors for electrical power and signal distribution. The Dynamics & Propulsion product sector offers a wide range of energy and engine management systems, chassis control systems and steering products.

The accounting policies of the product sectors are the same as those described in the summary of significant accounting policies except that the disaggregated financial results for the product sectors have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for the purposes of assisting in making internal operating decisions. Generally, Delphi evaluates performance based on stand-alone product sector operating income and accounts for intersegment sales and transfers as if the sales or transfers were to third parties, at current market prices. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Financial information by product sector is as follows:

(in millions)	Electronics & Mobile Communication						
2001	Mobile MultiMedia (a)	Other Electronics & Mobile Communication	Total	Safety, Thermal & Electrical Architecture	Dynamics & Propulsion	Other (b)	Total
Net sales to GM and affiliates	$ 321	$2,925	$ 3,246	$ 5,610	$ 8,768	$ —	$17,624
Net sales to other customers	52	1,024	1,076	3,295	3,660	433	8,464
Inter-sector net sales	—	496	496	123	202	(821)	—
Total net sales	$ 373	$4,445	$ 4,818	$ 9,028	$12,630	$ (388)	$26,088
Depreciation and amortization	$ 8	$ 191	$ 199 (c)	$ 315 (c)	$ 465 (c)	$ 43	$ 1,022 (c)
Operating income (loss)	$ (33)	$ 316 (d)	$ 283 (d)	$ 351 (d)	$ (30) (d)	$ (86) (d)	$ 518 (d)
Sector assets	N/A	N/A	$ 2,756	$ 7,427	$ 8,778	$ (359)	$18,602
Capital expenditures	N/A	N/A	$ 238	$ 304	$ 497	$ 18	$ 1,057

(in millions) 2000	Electronics & Mobile Communication: Mobile MultiMedia (a)	Electronics & Mobile Communication: Other Electronics & Mobile Communication	Electronics & Mobile Communication: Total	Safety, Thermal & Electrical Architecture	Dynamics & Propulsion	Other (b)	Total
Net sales to GM and affiliates	$ 304	$3,513	$ 3,817	$ 6,606	$10,240	$ 2	$20,665
Net sales to other customers	18	1,038	1,056	3,192	3,790	436	8,474
Inter-sector net sales	—	471	471	136	195	(802)	—
Total net sales	$ 322	$5,022	$ 5,344	$ 9,934	$14,225	$ (364)	$29,139
Depreciation and amortization	$ 7	$ 152	$ 159	$ 317	$ 409	$ 51	$ 936
Operating income (loss)	$ (23)	$ 493	$ 470	$ 668	$ 677 (e)	$ (71)	$ 1,744 (e)
Sector assets	N/A	N/A	$ 2,976	$ 6,526	$ 9,644	$ (625)	$18,521
Capital expenditures	N/A	N/A	$ 315	$ 381	$ 566	$ 10	$ 1,272

(in millions) 1999	Electronics & Mobile Communication: Mobile MultiMedia (a)	Electronics & Mobile Communication: Other Electronics & Mobile Communication	Electronics & Mobile Communication: Total	Safety, Thermal & Electrical Architecture	Dynamics & Propulsion	Other (b)	Total
Net sales to GM and affiliates	$ 37	$4,070	$ 4,107	$ 7,221	$10,973	$ 1	$22,302
Net sales to other customers	3	817	820	3,006	2,854	210	6,890
Inter-sector net sales	—	369	369	198	123	(690)	—
Total net sales	$ 40	$5,256	$ 5,296	$10,425	$13,950	$ (479)	$29,192
Depreciation and amortization	$ 3	$ 149	$ 152	$ 308	$ 391	$ 5	$ 856
Operating income (loss)	$ (37)	$ 614	$ 577	$ 679	$ 558	$ (132)	$ 1,682
Sector assets	N/A	N/A	$ 2,915	$ 6,977	$ 7,706	$ 752	$18,350
Capital expenditures	N/A	N/A	$ 236	$ 412	$ 535	$ 17	$ 1,200

(a) Certain information for the Mobile MultiMedia business line within the Electronics & Mobile Communication sector is separately disclosed due to the strategic importance of this high-tech business line and its usefulness in understanding sector net sales and operating results. Mobile MultiMedia develops products designed to bring the internet, telematics, entertainment and mobile communication technologies into vehicles.

(b) Other includes activity not allocated to the product sectors and the elimination of inter-sector transactions.

(c) Excludes asset impairment charges recorded in the first and fourth quarters of $63 million and $65 million, respectively, with $10 million for Electronics & Mobile Communications, $47 million for Safety, Thermal & Electrical Architecture and $71 million for Dynamics & Propulsion.

(d) Excludes the first quarter 2001 restructuring and asset impairment charges of $599 million and the fourth quarter 2001 product line impairment and other charges of $203 million with $87 million for Electronics & Mobile Communications, $214 million for Safety, Thermal & Electrical Architecture, $474 million for Dynamics & Propulsion and $27 million for Other.

(e) Excludes the first quarter 2000 one-time, non-cash charge for Dynamics & Propulsion of $51 million resulting from acquisition-related in-process research and development.

A reconciliation between operating income (loss) and income (loss) before income taxes for each of the years presented is as follows:

(in millions)	2001	2000	1999
Operating income	$518 (a)	$1,744 (c)	$1,682
Interest expense	(222)	(183)	(132)
Other income, net	48 (b)	157	171
Income before income taxes and non-recurring items	$ 344 (a)(b)	$1,718 (c)	$1,721
Non-recurring items	(872)	(51)	—
Income (loss) before income taxes	$(528)	$1,667	$1,721

(a) Excludes the first quarter 2001 restructuring and asset impairment charges of $599 million and the fourth quarter product line impairment and other charges of $203 million.

(b) Excludes the first quarter 2001 investment impairment charge of $18 million and the fourth quarter 2001 venture impairment charge of $52 million.

(c) Excludes the first quarter 2000 one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development.

Information concerning principal geographic areas is set forth below. Net sales data is for the years ended December 31 and net property data is as of December 31.

(in millions)	2001		2000		1999	
	Net Sales	Net Property	Net Sales	Net Property	Net Sales	Net Property
North America:						
U.S. and Canada	$16,393	$3,553	$19,615	$3,642	$20,614	$3,442
Mexico	3,884	309	3,985	289	3,667	274
Total North America	20,277	3,862	23,600	3,931	24,281	3,716
Europe	4,801	1,420	4,553	1,319	4,159	934
South America	412	140	479	162	362	153
All other	598	302	507	306	390	303
Total	$26,088	$5,724	$29,139	$5,718	$29,192	$5,106

14. Fair Value of Financial Instruments

The fair value of long-term debt is based on quoted market prices for the same or similar issues or the current rates offered to Delphi for debt with the same or similar maturities and terms. As of December 31, 2001 and 2000, long-term debt was recorded at $2.1 billion and $1.6 billion, respectively, and had an estimated fair value of $2.0 billion and $1.5 billion at December 31, 2001 and 2000, respectively. For all other financial instruments recorded at December 31, 2001 and 2000, fair value approximates book value.

15. Derivatives and Hedging Activities

Effective January 1, 2001, Delphi adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes. The cumulative effect of adopting SFAS No. 133 was to increase other comprehensive income ("OCI") by $14 million, after-tax. The effect on net income was not significant, primarily because the hedges in place as of January 1, 2001 qualified for hedge accounting treatment and were highly effective.

Delphi is exposed to market risk, such as fluctuations in foreign currency exchange rates, commodity prices and changes in interest rates. To manage the volatility relating to these exposures, we aggregate the exposures on a consolidated basis to take advantage of natural offsets. For exposures that are not offset within our operations, we enter into various derivative transactions pursuant to our risk management policies. Designation is performed on a transaction basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. We assess the initial and ongoing effectiveness of our hedging relationships in accordance with our documented policy. We do not hold or issue derivative financial instruments for trading purposes.

Delphi has foreign currency exchange exposure from buying and selling in currencies other than the local currencies of our operating units. The primary purpose of our foreign currency hedging activities is to manage the volatility associated with forecasted foreign currency purchases and sales. Principal currencies hedged include the Mexican peso, Canadian dollar, euro, Japanese yen, Singapore dollar, Swiss franc and Brazilian real. We primarily utilize forward exchange contracts with maturities of less than 24 months, which qualify as cash flow hedges.

Delphi has exposure to the prices of commodities in the procurement of certain raw materials. The primary purpose of our commodity price hedging activities is to manage the volatility associated with these forecasted inventory purchases. We primarily utilize swaps and options with maturities of less than 24 months, which qualify as cash flow hedges. These instruments are intended to offset the effect of changes in commodity prices on forecasted inventory purchases.

In order to manage the interest rate risk associated with our debt portfolio, we periodically enter into derivative transactions to manage our exposure to changes in interest rates, although we do not have any outstanding at December 31, 2001.

Gains and losses on derivatives qualifying as cash flow hedges are recorded in OCI to the extent that hedges are effective until the underlying transactions are recognized in earnings. Net gains included in OCI as of December 31, 2001, including the transition adjustment, were $2 million after-tax ($3 million pre-tax). Of this pre-tax total, a gain of approximately $6 million is expected to be included in cost of sales within the next 12 months and a loss of approximately $5 million is expected to be included in subsequent periods. A loss of approximately $4 million is expected to be included in depreciation and amortization expense over the lives of the related fixed assets and a gain of approximately $6 million is expected to be included in interest expense over the term of the related debt. The unrealized amounts in OCI will fluctuate based on changes in the fair value of open contracts at each reporting period. Cash flow hedges are discontinued when it is probable that the original forecasted transactions will not occur. Due to unusually pronounced production volume reductions, we discontinued several cash flow hedges during the first quarter of 2001, which resulted in the immediate recognition of $6 million of income included in cost of sales. The amount included in cost of sales related to hedge ineffectiveness and the time value of options was not material.

In 2000, we entered into certain commodity derivative instruments to protect against commodity price changes related to forecasted inventory purchases. Although these derivatives are effective as economic hedges of our commodity price exposures, due to differences in pricing terms between the derivative instruments and the forecasted purchases, the SFAS No. 133 effectiveness threshold was not met. The change in fair value of these instruments was included in cost of sales as of December 31, 2001, but was not significant. These contracts settled during 2001. We have changed the pricing terms of the related commodity purchases such that future hedges are expected to qualify for hedge accounting.

16. Quarterly Data (Unaudited)

(in millions, except per share amounts)

	Three Months Ended				
	March 31,	June 30,	Sept. 30,	Dec. 31,	Total
2001					
Net sales	$6,535	$6,944	$6,229	$6,380	$26,088
Cost of sales	5,901	6,024	5,540	5,751	23,216
Gross profit	$ 634	$ 920	$ 689	$ 629	$ 2,872
Net income (loss)	$ (429)	$ 164	$ 26	$ (131)	$ (370)
Basic earnings per share	$ (0.77)	$ 0.29	$ 0.05	$ (0.23)	$ (0.66)
Diluted earnings per share	$ (0.77)	$ 0.29	$ 0.05	$ (0.23)	$ (0.66)
Cash dividends declared per share	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28
Common stock price					
High	$15.58	$15.98	$17.50	$14.42	$ 17.50
Low	$11.15	$12.16	$ 9.50	$11.01	$ 9.50
2000					
Net sales	$7,804	$7,778	$6,648	$6,909	$29,139
Cost of sales	6,596	6,456	5,773	5,919	24,744
Gross profit	$1,208	$1,322	$ 875	$ 990	$ 4,395
Net income	$ 290	$ 424	$ 148	$ 200	$ 1,062
Basic earnings per share	$ 0.51	$ 0.75	$ 0.26	$ 0.36	$ 1.89
Diluted earnings per share	$ 0.51	$ 0.75	$ 0.26	$ 0.36	$ 1.88
Cash dividends declared per share	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28
Common stock price					
High	$18.69	$21.13	$16.50	$15.69	$ 21.13
Low	$14.63	$14.56	$14.19	$10.94	$ 10.94

Corporate Information

Addresses

**World Headquarters
and Customer Center**
5725 Delphi Drive
Troy, Michigan 48098-2815
U.S.A.
Tel: (1) 248.813.2000
Fax: (1) 248.813.2670

**Asia Pacific Regional
Headquarters**
Shinjuku Nomura Bldg. 31F
Mail Box 3015
1-26-2 Nishi-Shinjuku
Shinjuku-ku, Tokyo 163-0569
Japan
Tel: (81) 425.49.7200
Fax: (81) 425.42.3018

**European Regional
Headquarters**
117 Avenue des Nations
Zac Paris Nord II B.P. 60059
95972 Roissy Charles de Gaulle Cedex
France
Tel: (33) 1.49.90.49.90
Fax: (33) 1.49.90.49.50

**South American Regional
Headquarters**
Av. Goiás, 1860
São Caetano do Sul
São Paulo 09550-050
Brazil
Tel: (55) 11.4234.9500
Fax: (55) 11.4234.9413

Investor Information

Common Stock Symbol
New York Stock Exchange: DPH

Stockholder Assistance
The Bank of New York
Account Maintenance Department
P.O. Box 11023
New York, NY 10286-1023
www.stockbny.com

**Stock Purchase and Dividend
Reinvestment Plan**
For information, please call
(1) 800.818.6599

**Securities Analyst and Institutional
Investor Queries**
Delphi Investor Relations
Delphi Automotive Systems
M/C 483-400-621
5725 Delphi Drive
Troy, MI 48098-2815
www.delphi.com
Tel: (1) 877.SEEK.DPH
((1) 877.733.5374)

Individual Shareholders
Delphi Shareholder Relations
Delphi Automotive Systems
M/C 483-400-521
5725 Delphi Drive
Troy, MI 48098-2815
www.delphi.com
Tel: (1) 877.SEEK.DPH
((1) 877.733.5374)

Delphi Employee Savings Plans
Participants in the Savings-Stock
Purchase Program or Personal Savings
Plan should contact the Delphi Investment
Service Center at:
Fidelity Investments
Tel: (1) 800.489.4646
Hearing/Speech Impaired:
Tel: (1) 800.635.0969
Participants calling from outside the U.S.A.
or Canada may call collect:
Tel: (1) 606.491.8257

Revenues
2001 revenues of $26.1 billion

Shareholders of Record
(as of 1/31/02)
407,797

Number of Employees
195,000

Printing by Avant Case Hoyt, A St. Ives Group Company
Designed and Produced by Mentus, San Diego, California

DELPHI

www.delphi.com